UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

27 JULY 2017

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-211791 and 333-211791-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the half-year ended 30 June 2017, and is being incorporated by reference into the Registration Statement with File Nos. 333-211791 and 333-211791-01.

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the half-year ended 30 June 2017.
Statutory basis: Statutory information is set out on pages 2 to 6. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: These results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.

– losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;

– market volatility and asset sales, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses and insurance gross up;

– the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

– restructuring costs, comprising severance related costs relating to the Simplification programme, the costs of implementing regulatory reform and ring-fencing, the rationalisation of the non-branch property portfolio and the integration of MBNA; and

–  payment protection insurance and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the half-year ended 30 June 2017 to the half-year ended 30 June 2016, and the balance sheet analysis compares the Group balance sheet as at 30 June 2017 to the Group balance sheet as at 31 December 2016.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

LLOYDS BANKING GROUP PLC

SUMMARY OF RESULTS

	Half-year to 30 June 2017	Half-year to 30 June 2016	Change since 30 June 2016	Half-year to 31 Dec 2016
	£m	£m	%	£m

Statutory results (IFRS)
Total income, net of insurance claims	9,299	8,320	12	8,947
Total operating expenses	(6,202)	(5,504)	(13)	(7,123)
Trading surplus	3,097	2,816	10	1,824
Impairment	(203)	(362)	44	(390)
Profit before tax	2,894	2,454	18	1,434
Profit attributable to ordinary shareholders	1,739	1,590	9	61
Basic earnings per share	2.5p	2.3p	9	0.2p
Dividends per share[1]	1.0p	0.85p	18	2.20p

Underlying basis (page 7)
Underlying profit	4,492	4,161	8	3,706

[1]	Half-year to 31 December 2016 included a special dividend of 0.5 pence per share.

Capital and balance sheet	At 30 June 2017	At 31 Dec 2016	Change since 31 Dec 2016
			%

Statutory
Loans and advances to customers[1]	£453bn	£450bn	1
Customer deposits[2]	£417bn	£413bn	1
Loan to deposit ratio[3]	109%	109%	−

Common equity tier 1 ratio[4]	13.5%	13.4%	0.1pp
Tier 1 capital ratio[4]	16.6%	16.8%	(0.2)pp
Total capital ratio[4]	20.8%	21.2%	(0.4)pp
Risk-weighted assets[4]	£218bn	£215bn	1

[1]	Excludes reverse repos of £11.4 billion (31 December 2016: £8.3 billion).
[2]	Excludes repos of £1.0 billion (31 December 2016: £2.5 billion).
[3]	Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).
[4]	Reported on the transitional basis.

LLOYDS BANKING GROUP PLC

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT

	Half-year to 30 June 2017	Half-year to 30 June 2016	Half-year to 31 Dec 2016
	£ million	£ million	£ million

Interest and similar income	7,861	8,479	8,141
Interest and similar expense	(2,659)	(3,254)	(4,092)
Net interest income	5,202	5,225	4,049
Fee and commission income	1,518	1,502	1,543
Fee and commission expense	(670)	(682)	(674)
Net fee and commission income	848	820	869
Net trading income	5,843	7,180	11,365
Insurance premium income	4,099	4,212	3,856
Other operating income	1,283	993	1,042
Other income	12,073	13,205	17,132
Total income	17,275	18,430	21,181
Insurance claims	(7,976)	(10,110)	(12,234)
Total income, net of insurance claims	9,299	8,320	8,947
Regulatory provisions	(1,240)	(445)	(1,929)
Other operating expenses	(4,962)	(5,059)	(5,194)
Total operating expenses	(6,202)	(5,504)	(7,123)
Trading surplus	3,097	2,816	1,824
Impairment	(203)	(362)	(390)
Profit before tax	2,894	2,454	1,434
Taxation	(905)	(597)	(1,127)
Profit for the period	1,989	1,857	307

Profit attributable to ordinary shareholders	1,739	1,590	61
Profit attributable to other equity holders	209	204	208
Profit attributable to equity holders	1,948	1,794	269
Profit attributable to non-controlling interests	41	63	38
Profit for the period	1,989	1,857	307

LLOYDS BANKING GROUP PLC

SUMMARY CONSOLIDATED BALANCE SHEET

	At 30 June 2017	At 31 Dec 2016
Assets	£ million	£ million

Cash and balances at central banks	50,491	47,452
Trading and other financial assets at fair value through profit or loss	161,970	151,174
Derivative financial instruments	30,024	36,138
Loans and receivables:
Loans and advances to banks	8,865	26,902
Loans and advances to customers	464,604	457,958
Debt securities	3,841	3,397
	477,310	488,257
Available-for-sale financial assets	51,803	56,524
Other assets	43,321	38,248
Total assets	814,919	817,793

Liabilities
Deposits from banks	24,879	16,384
Customer deposits	417,617	415,460
Trading and other financial liabilities at fair value through profit or loss	55,671	54,504
Derivative financial instruments	29,190	34,924
Debt securities in issue	71,557	76,314
Liabilities arising from insurance and investment contracts	116,970	114,502
Subordinated liabilities	18,575	19,831
Other liabilities	32,114	37,409
Total liabilities	766,573	769,328

Shareholders’ equity	42,513	42,670
Other equity instruments	5,355	5,355
Non-controlling interests	478	440
Total equity	48,346	48,465
Total equity and liabilities	814,919	817,793

LLOYDS BANKING GROUP PLC

REVIEW OF RESULTS

During the half-year to 30 June 2017, the Group recorded a profit before tax of £2,894 million compared with a profit before tax in the half-year to 30 June 2016 of £2,454 million. The results have been affected by a number of one-off items. In March 2016 the Group completed tender offers and redemptions in respect of its Enhanced Capital Notes (ECNs), resulting in a net loss to the Group of £721 million and in the half-year to 30 June 2017 the Group has incurred conduct charges of £1,240 million compared to £460 million in the half year to 30 June 2016. Excluding these items from both periods, the Group recorded a profit before tax of £4,134 million in the half-year to 30 June 2017, an increase of £499 million, or 14 per cent, from £3,635 million in the half-year to 30 June 2016.

Total income decreased by £1,155 million, or 6 per cent, to £17,275 million in the half-year to 30 June 2017 compared with £18,430 million in the half-year to 30 June 2016, comprising a £1,132 million decrease in other income and a £23 million decrease in net interest income.

Net interest income was £5,202 million in the half-year to 30 June 2017; a decrease of £23 million compared to £5,225 million in the half-year to 30 June 2016. There was an increase of £221 million in the half-year to 30 June 2017 in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group. In the half-year to 30 June 2017, the Group recognised £743 million (half-year to 30 June 2016: £522 million) that was attributable to third party investors in respect of its consolidated OEICs as a result of positive market movements in the year to date, with gains ranging from 3.3 per cent to 18.4 per cent in UK and global equity markets and movements ranging from (1.1) per cent to 2.3 per cent in fixed income indices. The change in population of consolidated OEICs in 2017 compared to 2016 did not have a significant impact on this figure, contributing a net decrease of £25 million attributable to third party investors. Gains and losses recognised by the Group that are attributable to third party investors have no impact on the Company’s ordinary shareholders as a compensating amount is recognised in net interest income, reflecting the amounts payable to the OEIC unitholders. After adjusting for these amounts payable to unitholders, net interest income was £198 million, or 3 per cent higher. Average interest-earning assets fell but the net interest margin improved driven by lower deposit and wholesale funding costs which have more than offset reduced lending rates.

Other income was £1,132 million lower at £12,073 million in the half-year to 30 June 2017 compared to £13,205 million in the half-year to 30 June 2016. Net fee and commission income was £28 million or 3 per cent, higher at £848 million compared to £820 million in the half-year to 30 June 2016 following volume-related increases in fee income in the Cards business and lower levels of fees payable in the general insurance business. Net trading income decreased by £1,337 million, or 19 per cent, to £5,843 million in the half-year to 30 June 2017 compared to £7,180 million in the half-year to 30 June 2016; this decrease reflected a reduction of £1,573 million in gains on policyholder investments held within the insurance business; with reduced gains on debt securities, partly following the disposal of high-yielding bonds, more than offsetting increased equity income in line with market performance. Net trading income in the Group’s banking business increased by £236 million to £644 million in the half-year to 30 June 2017 compared to £408 million in the half-year to 30 June 2016 in part due to an improvement of £128 million in relation to the net derivative valuation adjustment from a charge of £80 million in the half-year to 30 June 2016 to a credit of £44 million in the half-year to 30 June 2017. Insurance premium income was £113 million, or 3 per cent, lower at £4,099 million in the half-year to 30 June 2017 compared with £4,212 million in the same period in 2016; there was a decrease of £55 million in life insurance premiums and a decrease of £58 million in general insurance premiums following the run-down of closed products. Other operating income was £290 million higher at £1,283 million in the half-year to 30 June 2017 compared to £993 million in the half-year to 30 June 2016. Other operating income in the half-year to 30 June 2016 included the loss of £721 million on redemption of the Group’s ECNs but this impact is partly offset in the half-year to 30 June 2017 by a £258 million reduction in gains on sale of available-for-sale financial assets and losses of £15 million on liability management actions in the half-year to 30 June 2017 compared to gains of £147 million in the half-year to 30 June 2016.

LLOYDS BANKING GROUP PLC

REVIEW OF RESULTS (continued)

Insurance claims expense was £2,134 million lower at £7,976 million in the half-year to 30 June 2017 compared to £10,110 million in the half-year to 30 June 2016. The insurance claims expense in respect of life and pensions business was £2,118 million lower at £7,805 million in the half-year to 30 June 2017 compared to £9,923 million in the half-year to 30 June 2016; this decrease was matched by a similar reduction in net trading income, reflecting the relative performance of policyholder investments. Insurance claims in respect of general insurance business were £16 million or 9 per cent, lower at £171 million in the half-year to 30 June 2017 compared to £187 million in the same period in 2016.

Operating expenses increased by £698 million, or 13 per cent to £6,202 million in the half-year to 30 June 2017 compared with £5,504 million in the half-year to 30 June 2016. A provision of £1,240 million was made in respect of conduct issues in the half-year to 30 June 2017 compared to a charge of £445 million in the same period in 2016. The charge in 2017 includes £700 million in respect of PPI, reflecting current claim levels, which remain above the Group’s previous provision assumption; the additional provision will now cover reactive claims of around 9,000 per week through to the end of August 2019. Other conduct provisions of £540 million cover a number of items including packaged bank accounts and arrears handling. Following a review of the Group’s arrears handling activities, the Group has put in place a number of actions to improve further its handling of customers in these areas and the Group is reimbursing mortgage arrears fees. The Group is also currently undertaking a review of the HBOS Reading fraud and is in the process of paying compensation to the victims of the fraud for economic losses, ex-gratia payments and awards for distress and inconvenience. A provision of £100 million was taken and reflects the estimated compensation costs for HBOS Reading.

Excluding all conduct charges from both years, operating expenses were £97 million, or 2 per cent, lower at £4,962 million in the half-year to 30 June 2017 compared to £5,059 million in the half-year to 30 June 2016. Staff costs were £100 million, or 4 per cent, lower at £2,362 million in the half-year to 30 June 2017 compared with £2,462 million in the half-year to 30 June 2016; annual pay rises have been offset by the impact of headcount reductions resulting from the Group’s rationalisation programmes and there has been a reduction in severance costs. Premises and equipment costs were £46 million or 13 per cent, higher at £399 million in the half-year to 30 June 2017 compared with £353 million in the half-year to 30 June 2016, in part due to lower profits on sale of tangible assets. Other expenses were £8 million, or 1 per cent, lower at £1,070 million in the half-year to 30 June 2017 compared to £1,078 million in the half-year to 30 June 2016. Depreciation and amortisation costs were £35 million, or 3 per cent, lower at £1,131 million in the half-year to 30 June 2017 compared to £1,166 million in the half-year to 30 June 2016, as higher depreciation on operating lease assets due to increased balances has been offset by reduced charges on intangible assets following certain intangibles related to the acquisition of HBOS in 2009 becoming fully amortised.

Impairment losses decreased by £159 million, or 44 per cent, to £203 million in the half-year to 30 June 2017 compared with £362 million in the half-year to 30 June 2016. Impairment losses in respect of loans and advances to customers were £29 million, or 13 per cent, lower at £200 million in the half-year to 30 June 2017 compared with £229 million in the half-year to 30 June 2016; this reflects continuing benign economic conditions and the Group’s conservative approach to risk. There was a charge of £6 million in the half-year to 30 June 2017, compared to £146 million in the half-year to 30 June 2016, in respect of the impairment of available-for-sale financial assets.

In the half-year to 30 June 2017, the Group recorded a tax charge of £905 million compared to a charge of £597 million in the half-year to 30 June 2016, an effective tax rate of 31 per cent, compared to the standard UK corporation tax rate of 19.25 per cent, principally as a result of the banking surcharge and restrictions on the deductibility of conduct provisions.

LLOYDS BANKING GROUP PLC

REVIEW OF RESULTS (continued)

Total assets were £2,874 million lower at £814,919 million at 30 June 2017 compared to £817,793 million at 31 December 2016. Cash and balances at central banks were £3,039 million, or 6 per cent, higher at £50,491 million at 30 June 2017 compared to £47,452 million at 31 December 2016 as the Group takes advantage of opportunities for the placing of surplus funds. Trading and other financial assets at fair value through profit or loss were £10,796 million, or 7 per cent, higher at £161,970 million compared to £151,174 million at 31 December 2016 due to positive market movements on policyholder investments and the inclusion of the Group’s investments in OEICs which are no longer consolidated. However, loans and advances to banks were £18,037 million, or 67 per cent, lower at £8,865 million compared to £26,902 million at 31 December 2016 as a result of a number of OEICs no longer being consolidated following a reduction in the Group’s interest. Loans and advances to customers were £6,646 million higher at £464,604 million at 30 June 2017 compared to £457,958 million at 31 December 2016; the addition of £7,878 million of lending following the acquisition of MBNA and a £3,106 million increase in reverse repurchase agreement balances together with the impact of the reacquisition of a portfolio of mortgages from TSB and growth in Consumer Finance and SME lending have more than offset reductions in the larger corporate sector, as the Group focuses on optimising capital and returns, and in closed mortgage books.

Total liabilities were £2,755 million lower at £766,573 million at 30 June 2017 compared to £769,328 million at 31 December 2016. Deposits from banks were £8,495 million, or 52 per cent, higher at £24,879 million at 30 June 2017 compared to £16,384 million at 31 December 2016 as a result of an increase of £9,330 million in repurchase agreements, used as a favourable form of funding. Customer deposits were £2,157 million higher at £417,617 million compared to £415,460 million at 31 December 2016 as a £1,499 million reduction in repurchase agreement balances and reductions in non-relationship deposit balances were more than offset by strong inflows from Commercial clients. Debt securities in issue were £4,757 million, or 6 per cent, lower at £71,557 million at 30 June 2017 compared to £76,314 million at 31 December 2016 following maturities of some tranches of securitisation notes and covered bonds. Other liabilities were £5,295 million, or 14 per cent, lower at £32,114 million at 30 June 2017 compared to £37,409 million at 31 December 2016 reflecting the deconsolidation of a number of OEICs.

Total equity was £119 million lower at £48,346 million at 30 June 2017 compared to £48,465 million at 31 December 2016; this reflected, in particular, negative movements in the Group’s cash flow hedging reserve.

The Group’s transitional common equity tier 1 capital ratio increased to 13.5 per cent at 30 June 2017 (31 December 2016: 13.4 per cent) reflecting a combination of profit generation, the receipt of the dividend paid by the Insurance business in February 2017 and a reduction in the deferred tax asset deducted from capital, offset by the accrual for foreseeable dividends in respect of the first half of 2017, movements in the defined benefit pension schemes, an increase in the deduction for goodwill and other intangible assets following the acquisition of MBNA and an increase in risk-weighted assets. The transitional tier 1 capital ratio reduced to 16.6 per cent (31 December 2016: 16.8 per cent) primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments and the increase in risk-weighted assets, offset by the increase in common equity tier 1 capital. The total transitional capital ratio reduced to 20.8 per cent (31 December 2016: 21.2 per cent), largely reflecting amortisation and foreign exchange movements on tier 2 instruments and the overall increase in risk-weighted assets, partly offset by the transitioning of grandfathered AT1 instruments to tier 2.

Risk-weighted assets increased by £2,341 million, or 1 per cent, to £217,787 million at 30 June 2017, compared to £215,446 million at 31 December 2016, largely reflecting the acquisition of MBNA and targeted growth in key customer segments, partly offset through active portfolio management, disposals and other movements.

LLOYDS BANKING GROUP PLC

SEGMENTAL ANALYSIS OF PROFIT BEFORE TAX BY DIVISION (UNAUDITED)

Underlying basis

	Half-year to 30 June 2017	Half-year to 30 June 2016	Half-year to 31 Dec 2016
	£ million	£ million	£ million

Retail	1,598	1,548	1,455
Commercial Banking	1,437	1,236	1,232
Consumer Finance	759	690	593
Insurance	408	446	391
Other	290	241	35
Underlying profit before tax	4,492	4,161	3,706

The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess the Group’s performance and allocate resources; this reporting is provided on an underlying profit before tax basis. The GEC believes that this basis better represents the performance of the Group. IFRS 8 requires that the Group present its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 2 on page 53 of its financial statements in compliance with IFRS 8 Operating Segments.

The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the United States Securities and Exchange Commission’s Regulation G. Management uses the aggregate and segmental underlying profit before tax, both non-GAAP measures, as measures of performance and believes that they provide important information for investors because they are comparable representations of the Group’s performance. Profit before tax is the comparable GAAP measure to aggregate underlying profit before tax; the following table sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.

LLOYDS BANKING GROUP PLC

GROUP PROFIT RECONCILIATIONS

	Half-year to 30 June 2017	Half-year to 30 June 2016	Half-year to 31 Dec 2016
	£m	£m	£m

Underlying profit	4,492	4,161	3,706
Volatility and other items
Enhanced Capital Notes	–	(790)	–
Market volatility and asset sales	136	128	311
Amortisation of purchased intangibles	(38)	(168)	(172)
Restructuring costs	(321)	(307)	(315)
Fair value unwind and other	(135)	(110)	(121)
	(358)	(1,247)	(297)
Payment protection insurance provision	(700)	–	(1,350)
Other conduct provisions	(540)	(460)	(625)
Profit before tax – statutory	2,894	2,454	1,434

Enhanced Capital Notes

The charge of £790 million for Enhanced Capital Notes in the first half of 2016 represented the write-off of the embedded derivative and premium paid on the redemption of remaining notes.

Market volatility and asset sales

Market volatility and asset sales of £136 million included positive volatility in the insurance business of £165 million. The credit of £128 million in the half-year to 30 June 2016 included the gain on sale of Visa Europe of £484 million offset by negative volatility in the insurance business of £372 million.

The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

Volatility comprises the following:

	Half-year to 30 June 2017	Half-year to 30 June 2016	Half-year to 31 Dec 2016
	£m	£m	£m

Insurance volatility	74	(328)	176
Policyholder interests volatility	110	(10)	251
Total volatility	184	(338)	427
Insurance hedging arrangements	(19)	(34)	(146)
Total	165	(372)	281

Amortisation of purchased intangibles

Amortisation of purchased intangibles was lower at £38 million (half-year to 30 June 2016: £168 million) as certain intangible assets are now fully amortised.

Restructuring costs

Restructuring costs increased to £321 million and comprised severance costs relating to the Simplification programme, the rationalisation of the non-branch property portfolio, the integration of MBNA and the work on implementing the ring-fencing requirements.

LLOYDS BANKING GROUP PLC

GROUP PROFIT RECONCILIATIONS (continued)

Payment protection insurance (PPI)

There was a charge of £700 million charge for PPI (half-year to 30 June 2016: £nil) reflecting current claim levels, which remain above the Group’s previous provision assumption. The additional provision will now cover reactive claims of around 9,000 per week through to the end of August 2019.

Other conduct provisions

Other conduct provisions of £540 million (half-year to 30 June 2016: £460 million) cover a number of items including packaged bank accounts and arrears handling. Following a review of the Group’s arrears handling activities, the Group has put in place a number of actions to improve further its handling of customers in these areas and the Group is reimbursing mortgage arrears fees. The Group is also currently undertaking a review of the HBOS Reading fraud and is in the process of paying compensation to the victims of the fraud for economic losses, ex-gratia payments and awards for distress and inconvenience. A provision of £100 million was taken and reflects the estimated compensation costs for HBOS Reading.

LLOYDS BANKING GROUP PLC

DIVISIONAL RESULTS

RETAIL

Retail offers a broad range of financial service products, including current accounts, savings and mortgages, to UK personal customers, including Wealth and small business customers. It is also a distributor of insurance, and a range of long-term savings and investment products. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value to customers, as well as providing them with greater choice and flexibility. It will maintain its multi-brand, multi-channel strategy, continue to simplify the business and provide more transparent products, helping to improve service levels and reduce conduct risks.

Progress against strategic initiatives

Creating the best customer experience

•	Announced a new approach to overdrafts that is simple, clear and puts customers in control.

•	Largest UK digital bank with nearly 13 million active online users including over 8.5 million mobile users.

•	For the third year running, Lloyds Bank’s mobile banking app has been independently ranked number one in the UK for functionality.

•	Implemented click to call technology enabling customers to contact the call centre from the Group’s Mobile App without the need for additional ID verification for the majority of transactions.

•	36 per cent increase in customers receiving their mortgage offer in less than 14 days, with some offers completed in two working days.

•	Around 90 per cent of new branch savings accounts opened in less than 30 minutes using new digital process, with appointment times halved.

•	Retail complaint volumes (excluding PPI) were down 24 per cent in the year to date versus the same period in 2016.

Becoming simpler and more efficient

•	Continued investment in new distribution technology; iPads introduced in more than 1,800 branches and used for over 5 million transactions since going live.

•	Maintained the UK’s largest branch network with a 21 per cent market share, despite a small number of branch closures.

•	Improving accessibility in rural areas by increasing the number of mobile branches to 20, with further increases planned in the second half of the year.

Delivering sustainable growth

•	Continued the Group’s commitment to support first-time buyers, with more than £5 billion lent so far in 2017, on track to meet the target of £10 billion in the year.

•	On track to exceed the Group’s commitment on start-up businesses with over 63,000 supported in 2017 to date.

Financial performance

•	Underlying profit increased 3 per cent to £1,598 million with improved net interest margin and further cost reductions more than offsetting continued pressure on sources of other income.

•	Net interest income increased 1 per cent reflecting a 6 basis point improvement in net interest margin partly offset by a reduction in interest-earning banking assets.

•	Other income was 15 per cent lower than the first half of 2016, driven by changing customer needs.

•	Operating costs decreased 3 per cent to £2,077 million, driven by further efficiency savings which have more than covered increased investment in the business.

•	Impairment charge decreased 14 per cent to £139 million, benefiting from higher unsecured debt sales and a benign credit environment. Underlying credit quality remains stable.

•	Loans and advances to customers fell 1 per cent to £295.8 billion. Open book mortgage balances at 30 June were broadly stable compared to the end of 2016 after reflecting the reacquisition of £1.7 billion of mortgages from TSB in the second quarter.

•	Customer deposits decreased 1 per cent to £269.4 billion, driven by the continued reduction in tactical balances.

•	Risk-weighted assets have remained broadly flat at £55.3 billion.

LLOYDS BANKING GROUP PLC

Performance summary

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016	Change
	£m	£m	%	£m	%

Net interest income	3,337	3,296	1	3,201	4
Other income	477	558	(15)	495	(4)
Total income	3,814	3,854	(1)	3,696	3
Operating lease depreciation	–	–		–
Net income	3,814	3,854	(1)	3,696	3
Operating costs	(2,077)	(2,144)	3	(2,030)	(2)
Impairment	(139)	(162)	14	(211)	34
Underlying profit	1,598	1,548	3	1,455	10

Banking net interest margin	2.29%	2.23%	6bp	2.16%	13bp
Average interest-earning banking assets	£297.3bn	£305.0bn	(3)	£300.4bn	(1)
Asset quality ratio	0.09%	0.11%	(2)bp	0.14%	(5)bp
Impaired loans as % of closing advances	1.5%	1.4%	0.1pp	1.5%	–
Return on risk-weighted assets	5.83%	5.70%	13bp	5.21%	62bp

	At 30 June	At 31 Dec
	2017	2016	Change
	£bn	£bn	%

Loans and advances excluding closed portfolios	270.6	271.0	–
Closed portfolios	25.2	26.7	(6)
Loans and advances to customers	295.8	297.7	(1)

Relationship balances	254.9	253.8
Tactical balances	14.5	17.2	(16)
Customer deposits	269.4	271.0	(1)

Risk-weighted assets	55.3	55.2	−

LLOYDS BANKING GROUP PLC

COMMERCIAL BANKING

Commercial Banking has a client-led, low risk, capital efficient strategy, helping UK-based clients and international clients with a link to the UK. Through its four client facing divisions – SME, Mid Markets, Global Corporates and Financial Institutions – it provides clients with a range of products and services such as lending, transactional banking, working capital management, risk management, debt capital markets services, as well as access to private equity through Lloyds Development Capital.

Progress against strategic initiatives

Commercial Banking continues to meet its strategic objective of improving returns on risk-weighted assets. In the first half of 2017, Commercial Banking has delivered a return of 3.11 per cent significantly outperforming the commitment of 2.40 per cent for 2017.

Creating the best customer experience

•	Awarded Business Bank of the Year at the FDs’ Excellence Awards for the 13th consecutive year.

•	Helping Britain prosper globally through its newly launched International Trade Portal which provides clients with access to 110,000 importers, 30,000 suppliers, 25,000 market reports, 20,000 trade shows and live tenders.

Becoming simpler and more efficient

•	Continue to improve the end-to-end journey for clients by significantly improving the way SMEs open an account with approximately 50 per cent of SME account openings in 2017 using the new digital signature tool.

•	Increased digital capability; clients can now simply and quickly place, review and renew their online deposits 24 hours a day which has improved client experiences.

Delivering sustainable growth

•	Participated in over £3.6 billion of financing in the first half of 2017 to support UK government infrastructure projects.

•	On track to exceed the annual £1 billion Helping Britain Prosper funding commitment for manufacturing businesses in each year since the commitment was made in 2014. The cumulative target of £4 billion over four years has been met in the first half of the year, six months ahead of schedule.

Financial performance

•	Underlying profit increased 16 per cent to £1,437 million.

•	Return on risk-weighted assets increased to 3.11 per cent, up 69 basis points, demonstrating the continued progress in delivering sustainable returns.

•	Income growth of 10 per cent to £2,525 million with strong growth in Mid Markets and Global Corporates.

•	Net interest income up 9 per cent to £1,425 million, supported by disciplined deposit pricing and expanded asset margins due to reduced funding costs. Net interest margin improved by 27 basis points.

•	Other income up 12 per cent led by good franchise growth including support given to Mid Market and Global Corporate clients with a number of significant refinancing and hedging transactions. Growth in LDC driven by successful equity exits.

•	Operating lease depreciation reduced due to accelerated charges in the prior year on certain leasing assets.

•	Operating costs up 2 per cent due to continued investment in the business including simplifying the end-to-end customer journey. Disciplined management of staff-related costs has supported positive operating jaws of 10 per cent.

•	Impairment charge of £13 million reflects effective credit risk management and the continued low interest rate environment. Asset quality ratio remains low at 0.02 per cent.

•	Loans and advances fell 4 per cent to £95.9 billion mainly due to reductions in Global Corporates. Lending growth in SME has remained at above market growth levels.

•	Deposits increased by 5 per cent to £138.8 billion. Strong momentum in attracting high quality transactional banking deposits across the franchise that continues to support the balance sheet strength of the Group.

•	Continued active portfolio management with risk-weighted assets decreasing £5.2 billion, driven primarily by the reduction in loans and advances.

LLOYDS BANKING GROUP PLC

Performance summary

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016	Change
	£m	£m	%	£m	%

Net interest income	1,425	1,306	9	1,429	–
Other income	1,100	982	12	1,005	9
Total income	2,525	2,288	10	2,434	4
Operating lease depreciation	(18)	(52)	65	(53)	66
Net income	2,507	2,236	12	2,381	5
Operating costs	(1,057)	(1,035)	(2)	(1,098)	4
Impairment (charge) release	(13)	35		(51)	75
Underlying profit	1,437	1,236	16	1,232	17

Banking net interest margin	3.45%	3.18%	27bp	3.33%	12bp
Average interest-earning banking assets	£84.9bn	£88.1bn	(4)	£89.0bn	(5)
Asset quality ratio	0.02%	(0.06)%	8bp	0.10%	(8)bp
Impaired loans as % of closing advances	2.0%	2.3%	(0.3)pp	2.2%	(0.2)pp
Return on risk-weighted assets	3.11%	2.42%	69bp	2.46%	65bp

	At 30 June	At 31 Dec
	2017	2016	Change
	£bn	£bn	%

Loans and advances to customers	95.9	100.4	(4)
Customer deposits	138.8	132.6	5
Risk-weighted assets	90.8	96.0	(5)

LLOYDS BANKING GROUP PLC

CONSUMER FINANCE

Consumer Finance comprises the Group’s consumer lending products, including motor finance, credit cards (including MBNA), unsecured personal loans and its European consumer business. Its aim is to deliver sustainable growth, within a prudent risk appetite in these markets through its multi-brand, multi-channel distribution model.

Progress against strategic initiatives

The division continues to make significant progress against its strategic objectives, and in June, successfully completed the acquisition of the MBNA credit card business from Bank of America. The acquisition consolidates the Group’s position as Britain’s largest credit card issuer. Customer assets have grown by £11 billion since the start of the year, primarily driven by £7.9 billion related to MBNA and continued organic growth.

Creating the best customer experience

•	Consumer Cards customer complaints reduced 25 per cent year-on-year, despite continued portfolio growth, as customer concerns are addressed and fixed.

•	Black Horse completed the first phase of its new digital platform. This enables dealers to clearly present information to customers and submit applications via a tablet.

•	Lex Autolease launched a new website for both business and personal customers, improving access from mobile devices.

•	Loans introduced upfront eligibility checking for existing current account customers, and extended the Halifax offer beyond existing customers.

Becoming simpler and more efficient

•	Black Horse has simplified the process for new customers through the introduction of welcome videos and the issuance of contract information digitally.

•	Lex Autolease has re-platformed its IT infrastructure, improving IT resilience and doubling performance speed.

•	Bank of Scotland Germany has replaced its IT system with a modular digital platform that the Group believes will result in an IT cost reduction of c.30 per cent over a five year period.

Delivering sustainable growth

•	Consumer Finance continues to closely monitor the economic environment to maintain performance within its prudent risk appetite.

•	Continue to tighten lending criteria with increased conservatism in residual risk management.

•	Lex Autolease has achieved its five year ambition to grow the fleet by 100,000 vehicles, cementing its position as the UK’s leading motor vehicle leasing company.

Financial performance

•	Underlying profit at £759 million was up 10 per cent (6 per cent excluding MBNA), mainly driven by higher income and lower impairments. Return on risk-weighted assets remained strong at 4.36 per cent.

•	Net interest income at £1,041 million was up 5 per cent from strong asset growth.

•	Other income was up 15 per cent at £755 million, with continued fleet growth in Lex Autolease. This increase was partly offset by growth in associated operating lease depreciation.

•	Operating costs fell by 1 per cent to £463 million through continued underlying efficiency savings.

•	Impairment charge down 2 per cent at £125 million due to debt sales more than offsetting portfolio growth. Underlying asset quality ratio was broadly flat at 1.30 per cent.

•	UK customer assets were up 30 per cent since December 2016, reflecting the acquisition of MBNA and continued growth in Black Horse, in particular through the partnership with Jaguar Land Rover.

•	Customer deposits were down 10 per cent since December 2016 to £7.1 billion, in line with the Group’s deposit strategy.

LLOYDS BANKING GROUP PLC

Performance summary

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017[1]	2016	Change	2016	Change
	£m	£m	%	£m	%

Net interest income	1,041	994	5	947	10
Other income	755	658	15	680	11
Total income	1,796	1,652	9	1,627	10
Operating lease depreciation	(449)	(368)	(22)	(407)	(10)
Net income	1,347	1,284	5	1,220	10
Operating costs	(463)	(466)	1	(473)	2
Impairment	(125)	(128)	2	(154)	19
Underlying profit	759	690	10	593	28

Banking net interest margin	5.58%	6.27%	(69)bp	5.52%	6bp
Average interest-earning banking assets	£37.9bn	£32.9bn	15	£34.9bn	9
Asset quality ratio	0.67%	0.79%	(12)bp	0.88%	(21)bp
Impaired loans as % of closing advances	1.8%	2.3%	(0.5)pp	2.1%	(0.3)pp
Return on risk-weighted assets	4.36%	4.47%	(11)bp	3.73%	63bp

[1]	Includes MBNA with effect from 1 June 2017 (total income £63 million; operating costs £21 million; impairment £14 million).

	At 30 June	At 31 Dec
	2017	2016	Change
	£bn	£bn	%

Loans and advances to customers	45.4	35.1	29
Operating lease assets	4.6	4.1	12
Total customer assets	50.0	39.2	28
Of which UK	42.7	32.8	30

Customer deposits	7.1	7.9	(10)

Risk-weighted assets	40.0	32.1	25

LLOYDS BANKING GROUP PLC

INSURANCE

The Insurance division is committed to providing a range of trusted, value for money protection, general insurance, pension and investment products to meet the needs of its customers. Scottish Widows, with customer funds under management of £124 billion, together with the general insurance business help around 9 million customers to protect what they value most and to plan financially for the future.

Progress against strategic initiatives

The Group continues to invest in developing the Insurance business and seeks to grow in areas where it has competitive advantage and is underrepresented, for the benefit of both customers and shareholders.

Creating the best customer experience

•	Awarded ‘Pension Firm of the Year’ (FDs’ Excellence Awards), ‘Pensions Provider of the Year’ (Pensions Age Awards) and ‘Risk Reduction Provider of the Year’ (UK Pensions Awards).

•	Helped almost 10,000 protection customers at the most difficult and challenging times of their lives. An improved customer claim journey means that the percentage of new protection claims paid is one of the highest in the industry.

Becoming simpler and more efficient

•	More than 40 per cent of corporate pension schemes are now using the digital service for employers, which has significantly reduced processing times.

•	Launched a digital service for employees with workplace pensions enabling individuals to view their pension value and contribution history, update personal details and access educational material on pension basics.

Delivering sustainable growth

•	Collaborated with Commercial Banking to source lower risk, long-maturity assets to match growing annuitant liabilities, providing finance to support two major UK infrastructure projects.

•	Annualised payments to annuity customers in retirement have reached £1 billion, reflecting robust growth in this business.

•	Sums assured under Scottish Widows Protect have almost doubled to £4.7 billion since the end of 2016.

•	Continuing the progress made in 2016, five further bulk annuity transactions were successfully completed in the first half of 2017.

•	Corporate pension, planning and retirement funds under management increased by 8 per cent to £38 billion reflecting net inflows and positive market movements.

•	Longstanding life, pensions and investment (LP&I) funds under management remains stable.

Financial performance

•	Underlying profit decreased by 9 per cent to £408 million as a result of lower bulk annuity transactions and increased investment costs in the first half of 2017. Compared to the second half of 2016, underlying profit grew by 4 per cent.

•	Life and pensions sales increased by 4 per cent reflecting growth in corporate pensions, planning and retirement and protection. Excluding bulk annuity deals, sales increased by 25 per cent.

•	General insurance underwritten new business household premiums have increased by 3 per cent, driven by the new flexible online offering launched in 2016. However, total underwritten premiums have decreased by 13 per cent, reflecting the continued competitiveness of the household market and the run off of legacy products.

•	Costs increased to £414 million reflecting higher investment expenditure with business as usual costs remaining broadly flat.

Capital

•	Paid an interim dividend of £75 million to the Group in July 2017, bringing total dividends paid since the formation of the Group in 2009, to £7.2 billion.

•	The estimated post interim dividend Solvency II ratio of 152 per cent (31 December 2016 post dividend position: 147 per cent) represents the shareholder view of Solvency II surplus. The increase in the ratio primarily reflects in year earnings and favourable market volatility, partly offset by capital invested in new business.

LLOYDS BANKING GROUP PLC

Performance summary

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016	Change
	£m	£m	%	£m	%

Net interest income	(50)	(80)	38	(66)	24
Other income	872	921	(5)	834	5
Total income	822	841	(2)	768	7
Operating costs	(414)	(395)	(5)	(377)	(10)
Underlying profit	408	446	(9)	391	4

Life and pensions sales (PVNBP)[1]	4,984	4,791	4	4,128	21
New business income	153	222	(31)	159	(4)
General insurance underwritten new GWP[2]	38	37	3	38	–
General insurance underwritten total GWP[2]	370	424	(13)	409	(10)
General insurance combined ratio	88%	89%	(1)pp	85%	3pp
Solvency II ratio[3]	152%	144%	8pp	147%	5pp

[1]	Present value of new business premiums.
[2]	Gross written premiums.
[3]	On a post dividend shareholder basis. The equivalent regulatory view of the ratio (including With Profits funds) is 147 per cent at 30 June 2017 (31 December 2016: 143 per cent).

Income by product group

	Half-year to 30 June 2017			Half-year to 30 June 2016
	New	Existing		New	Existing		Half-year
	business	business	Total	business	business	Total	to 31 Dec
	income	income	income	income	income	income	2016
	£m	£m	£m	£m	£m	£m	£m

Corporate pensions	50	48	98	69	52	121	106
Bulk annuities	40	13	53	84	6	90	47
Planning and retirement	46	45	91	58	47	105	99
Protection	10	10	20	8	9	17	19
Longstanding LP&I	7	220	227	3	223	226	223
	153	336	489	222	337	559	494
Life and pensions experience and other items			191			124	99
General insurance			157			168	186
NII and free asset return			(15)			(10)	(11)
Total income			822			841	768

Presentation of 2016 income by product group restated to be aligned with 2017 proposition groupings.

New business income has decreased by £69 million to £153 million, driven by the timing of bulk annuity transactions and lower income from corporate pensions and planning and retirement. Existing business income is broadly flat. Compared to the second half of 2016, new business income is stable.

Experience and other items contributed a net benefit of £191 million (2016: £124 million). This included £170 million from the addition of a new death benefit to certain legacy pension contracts, aligning terms with other similar products. An equivalent benefit of £184 million in the first half of 2016 was partly offset by the impact of reforms on activity within the corporate pensions market.

General insurance income net of claims has decreased by £11 million reflecting the continued competitiveness of the Home market and the run off of legacy products.

LLOYDS BANKING GROUP PLC

RUN-OFF AND CENTRAL ITEMS

RUN-OFF

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016	Change
	£m	£m	%	£m	%

Net interest income	(48)	(59)	19	(51)	6
Other income	45	78	(42)	42	7
Total income	(3)	19		(9)	67
Operating lease depreciation	(28)	(8)		(7)
Net income	(31)	11		(16)	(94)
Operating costs	(23)	(38)	39	(39)	41
Impairment release	14	10	40	16	(13)
Underlying loss	(40)	(17)		(39)	(3)

	At 30 June	At 31 Dec
	2017	2016	Change
	£bn	£bn	%

Loans and advances to customers	9.1	9.6	(5)
Total assets	10.7	11.3	(5)
Risk-weighted assets	8.1	8.5	(5)

•	The underlying loss increased to £40 million largely as a result of additional depreciation charges on certain leasing assets.

•	Total run-off assets have reduced by a further 5 per cent since 31 December 2016.

CENTRAL ITEMS

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2017	2016	2016
	£m	£m	£m

Total income	319	221	109
Costs	16	37	(35)
Impairment charge	(5)	–	–
Underlying profit	330	258	74

•	Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions.

•	Total income included the gain on sale of the Group’s interest in VocaLink of £146 million together with gains on sales of liquid assets and other items.

LLOYDS BANKING GROUP PLC

RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES

The significant risks faced by the Group which could impact the success of delivering against the Group’s long-term strategic objectives and through which global macro-economic conditions, ongoing political uncertainty, regulatory developments and market liquidity dynamics could manifest, are detailed below. Except where noted, there has been no significant change to the description of these risks or key mitigating actions disclosed in the Group’s 2016 Annual Report and Accounts, with any quantitative disclosures updated herein.

The Group has already considered many of the potential implications following the UK’s vote to leave the European Union and continues to manage related developments to assess, and if possible mitigate any impact to its customers, colleagues and products − as well as all legal, regulatory, tax, finance and capital implications.

Credit risk – The risk that customers and/or other counterparties whom the Group has either lent money to or entered into a financial contract with, or other counterparties with whom the Group has contracted, fail to meet their financial obligations, resulting in loss to the Group. Adverse changes in the economic and market environment the Group operates in or the credit quality and/or behaviour of the Group’s customers and counterparties could reduce the value of the Group’s assets and potentially increase the Group’s write downs and allowances for impairment losses, adversely impacting profitability.

Conduct risk – Conduct risk can arise from the failure to design products and services to ensure they are aligned to customer needs and to design and execute sales processes to ensure products and services are offered only to those customers who need and will benefit from them. Additionally, conduct risk can arise from the failure to provide ongoing support and service to customers and to recognise and respond to customer complaints, providing appropriate rectification in a timely manner. Conduct risk can result from the failure to ensure that colleagues behave in line with conduct, regulatory and ethical standards. Additionally, market conduct risks exist where actions taken can disrupt the fair and effective operation of a market in which the Group is active.

Market risk – The risk that the Group’s capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the Banking business, equity and credit spreads in the Insurance business, and credit spreads in the Group’s Defined Benefit Pension Schemes.

Operational risk – The Group faces significant operational risks, such as risk of cyber and terrorism, which may result in financial loss, disruption of services to customers, and damage to its reputation. These include the availability, resilience and security of the Group’s core IT systems and the potential for failings in the Group’s customer processes.

Capital risk – The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

Funding and liquidity risk – The risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Regulatory and legal risk – The risks of changing legislation, regulation (including regulatory changes such as the Second Payment Services Directive and Open Banking), policies, voluntary codes of practice and their interpretation in the markets in which the Group operates can have a significant impact on the Group’s operations, business prospects, structure, costs and/or capital requirements and ability to enforce contractual obligations.

Governance risk – Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from the requirement to improve the resolvability of the Group and to ring-fence core UK financial services and activities from January 2019, and from the further development of the UK Financial Conduct Authority’s Senior Managers and Certification Regime.

People risk – Key people risks include the risk that the Group fails to maintain organisational skills, capability, resilience and capacity levels in response to increasing volumes of organisational, political and external market change.

Insurance risk – Key insurance risks within the Insurance business are longevity, persistency and property insurance. Longevity risk is expected to increase as the Group’s presence in the bulk annuity market increases. Longevity is also the key insurance risk in the Group’s Defined Benefit Pension Schemes.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO

Overview

•	Asset quality remains strong with portfolios continuing to benefit from the Group’s proactive approach to risk management, continued low interest rates, and a resilient UK economic environment.

•	Impaired loans as a percentage of closing loans and advances remained stable at 1.8 per cent, with impaired loans reducing by £202 million to £8,293 million during the period, mainly due to a large disposal in Commercial Banking during the first quarter and further reductions in Run-off.

•	The impairment charge increased by £23 million to £268 million in the first half. The increase was driven by lower provision releases and write-backs which more than offset a reduction in gross impairment charges mainly in Commercial Banking.

•	The asset quality ratio was 12 basis points (half-year to 30 June 2016: 11 basis points) with the gross asset quality ratio (before releases and write-backs) falling 3 basis points compared with the same period in 2016 and remaining stable compared with the first quarter of 2017.

•	The Group now expects the asset quality ratio for the year to be less than 20 basis points, including MBNA.

Low risk culture and prudent risk appetite

•	The Group continues to operate a prudent approach to credit risk, with the portfolios benefiting from the focus on credit quality at origination and a prudent through the cycle approach to credit risk appetite. The Group’s portfolios are well positioned against current economic concerns and market volatility.

•	The Group’s credit processes and controls ensure effective risk management, including early identification and management of customers and counterparties who may be showing signs of distress.

•	The Group has delivered lending growth in key segments without relaxing credit criteria.

•	Sector concentrations within the lending portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes:

-	The average indexed LTV of the Retail UK Secured portfolio at 30 June 2017 was 43.0 per cent (31 December 2016: 44.0 per cent). The percentage of closing loans and advances with an indexed LTV greater than 100 per cent was 0.7 per cent (31 December 2016: 0.7 per cent).

-	Robust indebtedness and affordability controls continue to ensure new unsecured lending is sustainable for customers.

-	Total UK Direct Real Estate gross lending across the Group was £19.4 billion at 30 June 2017 (31 December 2016: £19.9 billion) and includes Core Commercial Banking lending of £18.1 billion, £0.5 billion booked in the Islands Commercial business and £0.2 billion within Retail Business Banking (within Retail Division).

•	Run-off net external assets stood at £10,676 million at 30 June 2017, down from £11,336 million at 31 December 2016. The portfolio represents only 2.0 per cent of the overall Group’s loans and advances (31 December 2016: 2.1 per cent).

LLOYDS BANKING GROUP PLC

Impairment charge by division

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016
	£m	£m	%	£m
Retail:
Secured	34	32	(6)	72
Overdrafts	94	120	22	121
Other	11	10	(10)	18
	139	162	14	211
Commercial Banking:
SME	1	(5)		(2)
Other	12	(30)		53
	13	(35)		51
Consumer Finance:
Credit Cards	49	59	17	77
Loans	30	42	29	28
UK Motor Finance	45	28	(61)	47
Europe	1	(1)		2
	125	128	2	154
Run-off:
Ireland retail	4	–		(1)
Corporate real estate and other corporate	(7)	9		(8)
Specialist finance	(7)	(13)	(46)	11
Other	(4)	(6)	(33)	(18)
	(14)	(10)	40	(16)
Central items	5	–		–
Total impairment charge	268	245	(9)	400

Asset quality ratio	0.12%	0.11%	1bp	0.18%
Gross asset quality ratio	0.23%	0.26%	(3)bp	0.29%

Total impairment charge comprises:

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016
	£m	£m	%	£m

Loans and advances to customers	265	257	(3)	400
Debt securities classified as loans and receivables	(4)	–		–
Available-for-sale financial assets	6	–		–
Other credit risk provisions	1	(12)		–
Total impairment charge	268	245	(9)	400

LLOYDS BANKING GROUP PLC

Group impaired loans and provisions

					Impairment
			Impaired		provisions
	Loans and		loans as %		as % of
	advances to	Impaired	of closing	Impairment	impaired
	customers	loans	advances	provisions[1]	loans[2]
At 30 June 2017	£m	£m	%	£m	%

Retail:
Secured	292,602	4,175	1.4	1,514	36.3
Overdrafts	1,964	168	8.6	84	80.8
Other	3,002	69	2.3	36	66.7
	297,568	4,412	1.5	1,634	37.7
Commercial Banking:
SME	30,387	898	3.0	160	17.8
Other	66,263	1,014	1.5	581	57.3
	96,650	1,912	2.0	741	38.8
Consumer Finance:
Credit Cards	17,634	413	2.3	263	82.7
Loans	7,967	259	3.3	109	86.5
UK Motor Finance[3]	12,786	126	1.0	139	110.3
Europe[4]	7,198	43	0.6	23	53.5
	45,585	841	1.8	534	87.1
Run-off:
Ireland retail	4,472	138	3.1	127	92.0
Corporate real estate and other corporate	1,151	885	76.9	364	41.1
Specialist finance	2,958	24	0.8	37	154.2
Other	1,092	81	7.4	29	35.8
	9,673	1,128	11.7	557	49.4
Reverse repos and other items[5]	18,424
Total gross lending	467,900	8,293	1.8	3,466	43.4
Impairment provisions	(3,466)
Fair value adjustments[6]	170
Total Group	464,604

[1]	Impairment provisions include collective unidentified impairment provisions.
[2]	Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries
(£64 million in Retail Overdrafts, £15 million in Retail Other, £95 million in Consumer Finance Credit Cards and £133 million in Consumer Finance Loans).
[3]	UK Motor Finance comprises the UK motor finance portfolios, principally Black Horse and Lex Autolease.
[4]	Europe comprises Netherlands mortgages and German Consumer Finance products.
[5]	Includes £6.8 billion of lower risk loans sold by Commercial Banking and Retail to Insurance to back annuitant liabilities.
[6]	The Group made adjustments to reflect the HBOS and MBNA loans and advances at fair value on acquisition. At 30 June 2017, the remaining fair value adjustment was £170 million comprising a positive adjustment of £300 million in respect of the MBNA assets and a negative adjustment of £130 million in respect of the HBOS assets. The fair value unwind in respect of impairment losses for the six months ended 30 June 2017 was £42 million (30 June 2016: £27 million). The fair value unwind in respect of loans and advances will reduce to zero over time.

LLOYDS BANKING GROUP PLC

					Impairment
			Impaired		provisions
	Loans and		loans as %		as % of
	advances to	Impaired	of closing	Impairment	impaired
	customers	loans	advances	provisions[1]	loans[2]
At 31 December 2016	£m	£m	%	£m	%

Retail:
Secured	294,503	4,104	1.4	1,503	36.6
Overdrafts	1,952	179	9.2	90	82.6
Other	3,038	71	2.3	37	67.3
	299,493	4,354	1.5	1,630	38.2
Commercial Banking:
SME	29,959	923	3.1	173	18.7
Other	71,217	1,256	1.8	651	51.8
	101,176	2,179	2.2	824	37.8
Consumer Finance:
Credit Cards	9,843	307	3.1	157	81.8
Loans	7,767	277	3.6	92	81.4
UK Motor Finance	11,555	120	1.0	127	105.8
Europe	6,329	41	0.6	20	48.8
	35,494	745	2.1	396	85.0
Run-off:
Ireland retail	4,497	138	3.1	133	96.4
Corporate real estate and other corporate	1,190	896	75.3	399	44.5
Specialist finance	3,374	99	2.9	111	112.1
Other	1,198	84	7.0	39	46.4
	10,259	1,217	11.9	682	56.0
Reverse repos and other items[3]	15,249
Total gross lending	461,671	8,495	1.8	3,532	43.4
Impairment provisions	(3,532)
Fair value adjustments	(181)
Total Group	457,958

[1]	Impairment provisions include collective unidentified impairment provisions.
[2]	Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries
(£70 million in Retail Overdrafts, £16 million in Retail Other, £115 million in Consumer Finance Credit Cards and £164 million in Consumer Finance Loans).
[3]	Includes £6.7 billion of lower risk loans sold by Commercial Banking and Retail to Insurance to back annuitant liabilities.

LLOYDS BANKING GROUP PLC

Retail

•	Loans and advances in Retail contracted by 0.6 per cent to £297,568 million (31 December 2016: £299,493 million), driven by the Secured portfolio.

•	Asset quality remains strong across all portfolios. New business quality is stable with fewer loans entering arrears, and remains within credit risk appetite.

•	Impaired loans as a percentage of closing advances remained stable at 1.5 per cent.

•	Impairment provisions as a percentage of impaired loans was broadly stable at 37.7 per cent (31 December 2016: 38.2 per cent).

•	The impairment charge decreased to £139 million (half-year to 30 June 2016: £162 million), mostly due to debt sale write-backs in the Overdrafts portfolio.

Secured

•	Loans and advances reduced by 0.6 per cent on the Secured book to £292,602 million (31 December 2016: £294,503 million), with reductions in both the Mainstream and Buy-to-let portfolios. The closed Specialist portfolio has continued to run-off, reducing by 5.3 per cent to £16,662 million (31 December 2016: £17,593 million).

•	The value of owner-occupier interest only loans reduced in the first half of 2017 by 4.3 per cent to £69,505 million (31 December 2016: £72,651 million).

•	The value of mortgages greater than three months in arrears (excluding repossessions) reduced by 2.2 per cent to £5,900 million at 30 June 2017 (31 December 2016: £6,033 million). New business quality remained stable and flows into arrears improved.

•	Impaired loans as a percentage of closing advances remained stable at 1.4 per cent.

•	Impairment provisions as a percentage of impaired loans remained stable at 36.3 per cent (31 December 2016: 36.6 per cent), reflecting a continued prudent approach to provisioning.

•	The impairment charge was £34 million (half-year to 30 June 2016: £32 million).

•	The average indexed LTV of the portfolio improved to 43.0 per cent (31 December 2016: 44.0 per cent). The percentage of loans and advances with an indexed LTV in excess of 100 per cent was unchanged at 0.7 per cent.

•	The average LTV for new mortgages written in the first half of 2017 was stable at 64.0 per cent (31 December 2016: 64.4 per cent).

Overdrafts

•	Loans and advances increased by 0.6 per cent in the first half of 2017 to £1,964 million (31 December 2016: £1,952 million).

•	Impaired loans as a percentage of closing advances were 8.6 per cent (31 December 2016: 9.2 per cent).

•	Impairment provisions as a percentage of impaired loans decreased to 80.8 per cent (31 December 2016: 82.6 per cent).

•	The impairment charge decreased by 21.7 per cent to £94 million (half-year to 30 June 2016: £120 million), largely due to increased debt sale write-backs and improved underlying performance.

Retail secured and unsecured loans and advances to customers

	At 30 June	At 31 Dec
	2017	2016
	£m	£m

Mainstream	221,832	222,450
Buy-to-let	54,108	54,460
Specialist[1]	16,662	17,593
Total secured	292,602	294,503

Overdrafts	1,964	1,952
Wealth	1,993	2,034
Retail Business Banking	1,009	1,004
	4,966	4,990
Total	297,568	299,493

[1]	Specialist lending has been closed to new business since 2009.

LLOYDS BANKING GROUP PLC

Retail mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts %		Value of loans[1]		Total mortgage balances %
	June	Dec	June	Dec	June	Dec	June	Dec
	2017	2016	2017	2016	2017	2016	2017	2016
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	34,919	35,254	1.7	1.7	3,809	3,865	1.7	1.7
Buy-to-let	5,106	5,324	1.1	1.1	633	660	1.2	1.2
Specialist	8,869	9,078	7.4	7.2	1,458	1,508	8.8	8.6
Total	48,894	49,656	1.8	1.8	5,900	6,033	2.0	2.0

[1]	Value of loans represents total gross book value of mortgages more than three months in arrears.

The stock of repossessions decreased to 595 cases at 30 June 2017 compared to 678 cases at 31 December 2016.

Period end and average LTVs across the Retail mortgage portfolios

	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%

At 30 June 2017
Less than 60%	58.8	56.2	57.7	58.3	58.5	42.4
60% to 70%	17.0	24.0	17.4	18.3	18.3	17.8
70% to 80%	13.6	13.1	12.3	13.4	13.4	14.1
80% to 90%	8.1	4.5	6.9	7.4	7.4	10.4
90% to 100%	2.0	1.6	2.5	1.9	1.9	6.0
Greater than 100%	0.5	0.6	3.2	0.7	0.5	9.3
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	221,832	54,108	16,662	292,602	288,427	4,175
Average loan to value:[1]
Stock of residential mortgages	40.9	52.4	47.5	43.0
New residential lending	64.7	60.6	n/a	64.0
Impaired mortgages	50.7	69.2	61.4	54.9

	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%

At 31 December 2016
Less than 60%	56.8	52.0	53.8	55.8	56.0	38.3
60% to 70%	17.8	25.4	17.8	19.2	19.3	18.4
70% to 80%	14.0	14.4	13.6	14.0	14.0	15.3
80% to 90%	8.4	6.1	8.6	8.0	7.9	11.9
90% to 100%	2.4	1.5	3.1	2.3	2.2	6.8
Greater than 100%	0.6	0.6	3.1	0.7	0.6	9.3
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	222,450	54,460	17,593	294,503	290,399	4,104
Average loan to value:[1]
Stock of residential mortgages	41.8	53.7	49.2	44.0
New residential lending	65.0	61.9	n/a	64.4
Impaired mortgages	51.8	69.0	61.9	55.8

[1]	Average loan to value is calculated as total gross loans and advances as a percentage of the indexed total collateral of these loans and advances.

LLOYDS BANKING GROUP PLC

Commercial Banking

•	There was a net impairment charge of £13 million compared to a net release of £35 million in the first half of 2016, primarily driven by a lower level of write-backs and provision releases, which more than offset a reduction in gross charges. The portfolio continues to benefit from effective risk management, a relatively benign economic environment and continued low interest rates.

•	Credit quality of the portfolio and new business remains good.

•	Impaired loans reduced by 12.3 per cent to £1,912 million compared with £2,179 million at 31 December 2016 and as a percentage of loans and advances reduced to 2.0 per cent from 2.2 per cent at 31 December 2016.

•	Impairment provisions reduced to £741 million (31 December 2016: £824 million) and included collective unidentified impairment provisions of £179 million (31 December 2016: £183 million). Provisions as a percentage of impaired loans increased from 37.8 per cent to 38.8 per cent during the first half of 2017.

•	The UK faces a number of significant headwinds including the changing UK and global economic outlook and uncertainty relating to EU exit negotiations which have the ability to impact the Commercial Banking portfolios.

•	Commercial Banking remains disciplined within its low risk appetite approach and credit risks continue to be effectively managed. It manages and limits exposure to certain sectors and asset classes, and closely monitors credit quality, sector and single name concentrations.

•	Internal and external key performance indicators continue to be monitored closely to help identify early signs of any deterioration and portfolios remain subject to ongoing risk mitigation actions as appropriate.

•	Despite the uncertain economic headwinds, the portfolios are well positioned and the Group’s through the cycle risk appetite approach is expected to remain unchanged. However, portfolios will not be immune and impairments are likely to increase from their historic low levels, driven predominantly by lower levels of releases and write-backs.

Portfolios

•	The SME Banking portfolio continues to grow within prudent credit risk appetite parameters. Portfolio credit quality has remained stable or improved across all key metrics.

•	The Mid Markets business remains UK-focused and performance generally reflects the underlying performance of the UK economy. The first half of 2017 has seen a continuation of relatively benign credit conditions, underpinned by low interest rates, GDP growth and low unemployment. Lower Sterling values have benefited exporters of goods and services while placing pressure on margins in businesses reliant on imports for domestic consumption. This has not resulted in material increases in stress across the bulk of the portfolio, with levels of default and impairment remaining low by historic standards.

•	The Global Corporates business continues to have a predominance of investment grade clients and is performing well, with limited downgrades occurring in the first half of 2017.

•	The commercial real estate business within the Group’s Mid Markets and Global Corporate portfolio is focused on clients operating in the UK commercial property market ranging in size from medium-sized private real estate entities up to publicly listed property companies. Despite political uncertainties and the potential impact of withdrawal from the EU, the market for UK real estate has continued to be resilient, with appetite from a range of investors. UK real estate continues to offer attractive yields compared to other asset classes and the fall in Sterling has boosted the attractiveness to foreign investors. Credit quality remains good with minimal impairments/stressed loans. Recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams.

•	Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client focused or held to support the Group’s funding, liquidity or general hedging requirements. The portfolio continues to be prudently managed within the Group’s conservative risk appetite and clearly defined sector strategies.

•	The Group continues to adopt a conservative stance across the Eurozone maintaining close portfolio scrutiny and oversight particularly given the current macro environment and horizon risks.

LLOYDS BANKING GROUP PLC

Consumer Finance

•	Loans and advances in the Consumer Finance book grew by 28.4 per cent to £45,585 million (31 December 2016: £35,494 million), mostly due to the acquisition of MBNA.

•	Asset quality remains strong. The quality of new business continues to be good, and remains within credit risk appetite.

•	Robust indebtedness and affordability controls continue to ensure new lending is sustainable for customers and the credit quality of the portfolio remains high.

•	Impaired loans grew by 12.9 per cent to £841 million (31 December 2016: £745 million) largely reflecting the acquisition of MBNA. Impaired loans as a percentage of closing advances improved to 1.8 per cent (31 December 2016: 2.1 per cent) indicating an improvement in overall credit quality.

•	Impairment provisions as a percentage of impaired loans increased to 87.1 per cent (31 December 2016: 85.0 per cent), due to a one-off change relating to the alignment of policy across brands in Loans, and growth in the UK Motor Finance portfolio coupled with prudent provisioning on residual value exposures.

•	The impairment charge was £125 million (half-year to 30 June 2016: £128 million) with growth in UK Motor Finance, offset by larger debt sale benefits in both the Cards and Loans portfolios compared to the first half of 2016.

Credit Cards

•	Loans and advances increased by 79.2 per cent to £17,634 million during the first half of 2017 (31 December 2016: £9,843 million), due to the acquisition of MBNA.

•	Impaired loans increased by 34.5 per cent to £413 million (31 December 2016: £307 million), reflecting the acquisition of MBNA. Impaired loans as a percentage of closing loans and advances improved to 2.3 per cent (31 December 2016: 3.1 per cent), reflecting the continued sale of debt in recoveries and the good credit quality of the portfolio.

•	Impairment provisions as a percentage of impaired loans remained broadly stable at 82.7 per cent (31 December 2016: 81.8 per cent).

•	The impairment charge decreased to £49 million (half-year to 30 June 2016: £59 million), driven by larger debt sale benefits in the first half of 2017 compared to the first half of 2016.

Loans

•	Loans and advances increased by 2.6 per cent to £7,967 million in the first half of 2017 (31 December 2016: £7,767 million) and credit quality remained strong.

•	Impaired loans decreased by 6.5 per cent to £259 million (31 December 2016: £277 million), largely due to the sale of debt in recoveries. Impaired loans as a percentage of closing loans and advances improved to 3.3 per cent (31 December 2016: 3.6 per cent).

•	Impairment provisions as a percentage of impaired loans increased to 86.5 per cent (31 December 2016: 81.4 per cent), reflecting a one-off change relating to policy alignment across brands for franchised customers.

•	The impairment charge decreased to £30 million (half-year to 30 June 2016: £42 million), driven by larger debt sale benefits in the first half of 2017 compared to the first half of 2016.

UK Motor Finance

•	Loans and advances increased by 10.7 per cent to £12,786 million during the first half of 2017 (31 December 2016: £11,555 million), with £583 million (47.4 per cent) of the growth occurring in the Jaguar Land Rover partnership.

•	Impaired loans increased by 5.0 per cent to £126 million (31 December 2016: £120 million) driven by book growth. Impaired loans as a percentage of closing loans and advances remained stable at 1.0 per cent.

•	Impairment provisions as a percentage of impaired loans increased to 110.3 per cent (31 December 2016: 105.8 per cent), reflecting continued prudence in provisions against residual value exposures.

•	The impairment charge was £45 million (half-year to 30 June 2016: £28 million), driven by growth and seasoning in the portfolio.

LLOYDS BANKING GROUP PLC

Forbearance

The Group operates a number of schemes to assist borrowers who are experiencing financial stress. Forbearance policies are disclosed in the Risk Management section of the Group’s 2016 Annual Report and Accounts, pages 127 to 129.

Retail forbearance

At 30 June 2017, UK Secured loans and advances currently or recently subject to forbearance improved to 0.6 per cent (31 December 2016: 0.7 per cent) of total UK Secured loans and advances. Overdrafts loans and advances currently or recently subject to forbearance were 4.1 per cent (31 December 2016: 4.0 per cent) of total overdrafts loans and advances.

					Impairment provisions
	Total loans and		Total forborne loans		as % of loans and
	advances which are		and advances which are		advances which are
	forborne		impaired		forborne
	At June	At Dec	At June	At Dec	At June	At Dec
	2017	2016	2017	2016	2017	2016
	£m	£m	£m	£m	%	%

UK Secured lending:
Temporary forbearance arrangements
Reduced payment arrangements[1]	299	428	82	101	5.9	4.9

Permanent treatments
Repair and term extensions[2]	1,342	1,668	93	116	4.7	4.7
Total	1,641	2,096	175	217	4.9	4.7

Overdrafts[3]:	80	78	69	61	46.0	38.0

[1]	Includes customers who had an arrangement to pay less than the contractual amount at 30 June or where an arrangement ended within the previous three months.
[2]	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and where the borrowers remain as customers at 30 June.
[3]	Includes temporary treatments where the customer is currently benefiting from change or the treatment has ended within the last six months.

Commercial Banking forbearance

At 30 June 2017, £2,321 million (31 December 2016: £2,645 million) of total loans and advances were forborne of which £1,912 million (31 December 2016: £2,179 million) were impaired. Impairment provisions as a percentage of forborne loans and advances increased from 31.2 per cent at 31 December 2016 to 31.9 per cent at 30 June 2017. Unimpaired forborne loans and advances were £409 million at 30 June 2017 (31 December 2016: £466 million).

The table below sets out the Group’s largest unimpaired forborne loans and advances to commercial customers (exposures over £5 million) as at 30 June 2017 by type of forbearance:

	30 June	31 Dec
	2017	2016
	£m	£m

Type of unimpaired forbearance:
Exposures > £5m1
Covenants	122	153
Extensions/alterations	–	7
Multiple	11	21
	133	181
Exposures < £5m1	276	285
Total	409	466

[1]	Material portfolios only.

LLOYDS BANKING GROUP PLC

Consumer Finance forbearance

At 30 June 2017, total loans and advances currently or recently subject to forbearance as a percentage of total loans and advances had reduced across the major Consumer Finance portfolios (30 June 2017: 1.3 per cent; 31 December 2016: 1.4 per cent), with decreases in Consumer Credit Cards (including MBNA) and Loans offset by an increase in UK Motor Finance.

	Total loans and advances which are forborne		Total forborne loans and advances which are impaired		Impairment provisions as % of loans and advances which are forborne
	30 June	31 Dec	30 June	31 Dec	30 June	31 Dec
	2017	2016	2017	2016	2017	2016
	£m	£m	£m	£m	%	%

Consumer Credit Cards[1]	302	212	194	119	34.7	29.0
Loans[2]	53	49	50	46	42.8	44.4
UK Motor Finance Retail[2]	109	117	50	62	23.2	27.0

[1]	Includes temporary treatments where the customer is currently benefiting from the change or the treatment has ended within the last six months. Permanent changes, such as returning a Card account in arrears to an in-order status, which commenced during the last 24 months for existing customers as at 30 June are also included. 30 June 2017 balances include MBNA (forborne loans; £110 million; impaired loans: £86 million).
[2]	Includes temporary treatments where the customer is currently benefiting from the change or the treatment has ended within the last six months. Permanent changes, such as refinancing, for existing customers as at 30 June are also included.

LLOYDS BANKING GROUP PLC

FUNDING AND LIQUIDITY MANAGEMENT

During the first half of 2017 the Group has maintained its strong funding and liquidity position, with a loan to deposit ratio of 109 per cent. The combination of a strong balance sheet and access to a range of funding markets, including government and central bank schemes, provides the Group with a broad range of options with respect to funding the balance sheet.

The Group ran a small excess liquidity position during the first half of 2017 in anticipation of the acquisition of MBNA. Following completion of this acquisition, the excess liquidity position has reduced, although the Group continues to meet the Liquidity Coverage Ratio (LCR) requirements, with a ratio in excess of 100 per cent.

Loans and advances to customers were £453.2 billion compared with £449.7 billion at 31 December 2016. Growth in lending balances was primarily driven by the acquisition of MBNA in addition to continued growth in lending to Consumer Finance and SME customers. Total customer deposits increased by £3.6 billion to £416.6 billion at 30 June 2017.

Wholesale funding has decreased by £8.5 billion to £102.3 billion; the amount with a residual maturity less than one year fell to £30.4 billion (£35.1 billion at 31 December 2016). The Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) has increased to 70 per cent (31 December 2016: 68 per cent). In the first half of 2017, the Group drew down £9 billion of funding from the Bank of England’s Term Funding Scheme (TFS), which has contributed to the lower new issuance volumes seen in the last six months. As at 30 June 2017 the total amount outstanding under the Funding for Lending Scheme (FLS) was £30.1 billion and under the TFS was £13.5 billion.

The credit ratings and outlook on Lloyds Bank were unchanged during the first half of 2017, and the median credit rating among the three major credit rating agencies remains ‘A+’.

LLOYDS BANKING GROUP PLC

Group funding position

	At 30 June	At 31 Dec
	2017	2016	Change
	£bn	£bn	%

Funding requirement
Loans and advances to customers[1]	453.2	449.7	1
Loans and advances to banks[2]	6.2	5.1	22
Debt securities	3.8	3.4	12
Reverse repurchase agreements	0.7	0.5	40
Available-for-sale financial assets – non-LCR eligible[3]	1.0	1.9	(47)
Cash and balances at central bank – non-LCR eligible[4]	3.8	4.8	(21)
Funded assets	468.7	465.4	1
Other assets[5]	244.5	249.9	(2)
	713.2	715.3	–
On balance sheet LCR eligible liquidity assets
Reverse repurchase agreements	11.5	8.7	32
Cash and balances at central banks[4]	46.7	42.7	9
Available-for-sale financial assets	50.8	54.6	(7)
Trading and fair value through profit and loss	(3.2)	1.8
Repurchase agreements	(4.1)	(5.3)	(23)
	101.7	102.5	(1)
Total Group assets	814.9	817.8	–
Less: other liabilities[5]	(247.7)	(245.5)	1
Funding requirement	567.2	572.3	(1)
Funded by
Customer deposits[6]	416.6	413.0	1
Wholesale funding[7]	102.3	110.8	(8)
	518.9	523.8	(1)
Total equity	48.3	48.5	–
Total funding	567.2	572.3	(1)

[1]	Excludes reverse repos of £11.4 billion (31 December 2016: £8.3 billion).
[2]	Excludes £1.9 billion (31 December 2016: £20.9 billion) of loans and advances to banks within the Insurance business and £0.8 billion (31 December 2016: £0.9 billion) of reverse repurchase agreements.
[3]	Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
[4]	Cash and balances at central banks are combined in the Group’s balance sheet.
[5]	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
[6]	Excludes repos of £1.0 billion (31 December 2016: £2.5 billion).
[7]	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

LLOYDS BANKING GROUP PLC

Reconciliation of Group funding to the balance sheet

		Repos
		and cash	Fair value
	Included in	collateral	and other
	funding	received by	accounting	Balance
	analysis	Insurance	methods	sheet
At 30 June 2017	£bn	£bn	£bn	£bn

Deposits from banks	7.0	17.5	0.4	24.9
Debt securities in issue	76.7	–	(5.1)	71.6
Subordinated liabilities	18.6	–	–	18.6
Total wholesale funding	102.3	17.5
Customer deposits	416.6	1.0	–	417.6
Total	518.9	18.5

At 31 December 2016

Deposits from banks	8.1	8.0	0.3	16.4
Debt securities in issue	83.0	–	(6.7)	76.3
Subordinated liabilities	19.7	–	0.1	19.8
Total wholesale funding	110.8	8.0
Customer deposits	413.0	2.5	–	415.5
Total	523.8	10.5

Analysis of 2017 total wholesale funding by residual maturity

	Less				Nine			More	Total	Total
	than	One to	Three	Six to	months	One to	Two to	than	at	at
	one	three	to six	nine	to one	two	five	five	30 June	31 Dec
	month	months	months	months	year	years	years	years	2017	2016
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposit from banks	6.2	0.7	0.1	–	–	–	–	–	7.0	8.1
Debt securities in issue:
Certificates of deposit	1.7	3.4	2.2	1.4	1.3	–	–	–	10.0	7.5
Commercial paper	1.8	1.6	0.3	–	–	–	–	–	3.7	3.2
Medium-term notes[1]	0.3	1.0	0.2	1.4	0.6	3.8	12.4	14.5	34.2	36.9
Covered bonds	–	–	–	1.6	0.7	2.0	11.5	8.8	24.6	29.1
Securitisation	0.1	0.5	0.8	0.4	–	0.8	1.3	0.3	4.2	6.3
	3.9	6.5	3.5	4.8	2.6	6.6	25.2	23.6	76.7	83.0
Subordinated liabilities	–	0.4	–	0.2	1.5	0.8	3.5	12.2	18.6	19.7
Total wholesale funding[2]	10.1	7.6	3.6	5.0	4.1	7.4	28.7	35.8	102.3	110.8
Of which issued by Lloyds Banking Group plc[3]	–	–	–	–	–	–	2.8	7.3	10.1	7.4

[1]	At 31 December 2016, medium term notes included £1.4 billion of funding from the National Loan Guarantee Scheme. This matured in May 2017.
[2]	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
[3]	Consists of medium-term notes (30 June 2017: £5.4 billion, 31 December 2016: £2.5 billion) and subordinated liabilities (30 June 2017: £4.6 billion, 31 December 2016: £4.9 billion). These amounts excluded AT1 securities (30 June 2017: £5.4 billion, 31 December 2016: £5.4 billion).

LLOYDS BANKING GROUP PLC

Analysis of 2017 term issuance

				Other
	Sterling	US Dollar	Euro	currencies	Total
	£bn	£bn	£bn	£bn	£bn

Securitisation	–	–	–	–	–
Medium-term notes	–	2.2	0.9	–	3.1
Covered bonds	1.0	–	–	–	1.0
Private placements[1]	0.1	0.2	0.1	–	0.4
Subordinated liabilities	–	–	–	–	–
Total issuance	1.1	2.4	1.0	–	4.5
Of which issued by Lloyds Banking Group plc[2]	–	2.2	0.9	–	3.1

[1]	Private placements include structured bonds and term repurchase agreements (repos).
[2]	Consists of medium-term notes.

Gross term issuance for the first half of 2017 totalled £4.5 billion. The Group continues to maintain a diversified approach to funding markets with trades in public and private format, secured and unsecured products and a wide range of currencies and markets. For 2017, the Group will continue to maintain this diversified approach to funding, including capital and funding from the holding company, Lloyds Banking Group plc, as needed to transition towards final UK Minimum Requirements for Own Funds and Eligible Liabilities (MREL). The maturities for the FLS and TFS are fully factored into the Group’s funding plan.

Liquidity portfolio

At 30 June 2017, the Banking business had £122.3 billion of highly liquid unencumbered LCR eligible assets, of which £121.7 billion is LCR level 1 eligible and £0.6 billion is LCR level 2 eligible. These assets are available to meet cash and collateral outflows and PRA regulatory requirements. A separate liquidity portfolio to mitigate any insurance liquidity risk is managed within the Insurance business. LCR eligible liquid assets represent over seven times the Group’s money market funding less than one year maturity (excluding derivative collateral margins and settlement accounts) and exceed total wholesale funding, and thus provides a substantial buffer in the event of continued market dislocation.

	At 30 June	At 31 Dec		Average	Average
	2017	2016	Change	2017	2016
	£bn	£bn	%	£bn	£bn
Level 1
Cash and central bank reserves	46.7	42.7	9	53.1	53.7
High quality government/MDB/agency bonds[1]	74.1	75.3	(2)	74.7	72.4
High quality covered bonds	0.9	2.3	(61)	1.0	2.4
Total	121.7	120.3	1	128.8	128.5

Level 2[2]	0.6	0.5	20	0.5	0.5
Total LCR eligible assets	122.3	120.8	1	129.3	129.0

[1]	Designated multilateral development bank (MDB).
[2]	Includes Level 2A and Level 2B.

The Banking business also had £102.1 billion of secondary, non-LCR eligible liquidity, the vast majority of which is eligible for use in a range of central bank or similar facilities and the Group routinely makes use of as part of its normal liquidity management practices. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of liquid assets. This liquidity is managed as a single pool in the centre and is under the control of the function charged with managing the liquidity of the Group. It is available for deployment at immediate notice, subject to complying with regulatory requirements.

LLOYDS BANKING GROUP PLC

Encumbered assets

The Board and GALCO monitor and manage total balance sheet encumbrance using a number of risk appetite metrics. At 30 June 2017, the Group had £79.1 billion (31 December 2016: £83.5 billion) of externally encumbered on balance sheet assets with counterparties other than central banks. The decrease in encumbered assets was primarily driven by a reduction in balances held within the Group’s issuance programmes.

The Group also had £586.5 billion (31 December 2016: £580.9 billion) of unencumbered on balance sheet assets, and £149.3 billion (31 December 2016: £153.5 billion) of pre-positioned and encumbered assets held with central banks. The Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks. The 2016 Annual Report and Accounts includes further details on how the Group classifies assets for encumbrance purposes.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT

Analysis of capital position

Excluding the capital impact of the acquisition of MBNA Limited on 1 June 2017, the Group generated around 1.2 per cent of CET1 capital on an adjusted basis (pre dividend) during the first half of 2017, primarily as a result of:

•	Strong underlying capital generation of 1.4 per cent, largely driven by underlying profits, offset by a reduction of (0.6) per cent for conduct charges;

•	Other items, netting to 0.4 per cent, largely representing a pre MBNA reduction in risk-weighted assets through active portfolio management, disposals, capital efficient securitisation activity, yield curve movements and FX movements, partly offset by targeted growth in key customer segments.

In addition, the Group utilised the CET1 capital retained at 31 December 2016 to cover the acquisition of MBNA.

The combined effect of the capital generated during the period and the acquisition of MBNA resulted in a pre dividend increase of around 0.4 per cent in the Group’s CET1 ratio from 13.6 per cent adjusted at 31 December 2016 to 14.0 per cent on an adjusted basis. After accruing for foreseeable dividends the Group’s CET1 ratio reduced by 0.5 per cent to 13.5 per cent on an adjusted basis.

The accrual for foreseeable dividends includes the declared interim ordinary dividend of 1.0 pence per ordinary share.

The transitional total capital ratio, after accruing for foreseeable dividends, reduced by 0.4 per cent to 20.8 per cent, largely reflecting amortisation and foreign exchange movements on tier 2 instruments and the overall increase in risk-weighted assets following the acquisition of MBNA.

In the first quarter of 2017, the Bank of England communicated indicative non-binding guidance to the Group on meeting the Minimum Requirement for Own Funds and Eligible Liabilities (MREL), prior to the application of regulatory buffers, as being the higher of:

•	6 per cent leverage exposure and 20.5 per cent of risk-weighted assets by 1 January 2020

•	6 per cent leverage exposure and 25.1 per cent of risk-weighted assets by 1 January 2022

During the first half of 2017 the Group issued £3.1 billion (sterling equivalent) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL. Combined with previous issuances made during 2016 the Group remains well positioned to meet MREL requirements from 2020 and, as at 30 June 2017, had a transitional MREL ratio of 22.7 per cent.

The leverage ratio, after accruing for foreseeable dividends remained at 4.9 per cent on an adjusted basis.

An analysis of the Group’s capital position as at 30 June 2017 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis.

The table below summarises the consolidated capital position of the Group.

LLOYDS BANKING GROUP PLC

	Transitional		Fully loaded
	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2017	2016	2017	2016
Capital resources	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	42,513	42,670	42,513	42,670
Adjustment to retained earnings for foreseeable dividends	(1,080)	(1,568)	(1,080)	(1,568)
Deconsolidation adjustments[1]	1,688	1,342	1,688	1,342
Adjustment for own credit	119	87	119	87
Cash flow hedging reserve	(1,703)	(2,136)	(1,703)	(2,136)
Other adjustments	(269)	(276)	(269)	(276)
	41,268	40,119	41,268	40,119
less: deductions from common equity tier 1
Goodwill and other intangible assets	(2,651)	(1,623)	(2,651)	(1,623)
Prudent valuation adjustment	(636)	(630)	(636)	(630)
Excess of expected losses over impairment provisions and value adjustments	(551)	(602)	(551)	(602)
Removal of defined benefit pension surplus	(320)	(267)	(320)	(267)
Securitisation deductions	(198)	(217)	(198)	(217)
Significant investments[1]	(4,279)	(4,317)	(4,279)	(4,317)
Deferred tax assets	(3,313)	(3,564)	(3,313)	(3,564)
Common equity tier 1 capital	29,320	28,899	29,320	28,899
Additional tier 1
Other equity instruments	5,320	5,320	5,320	5,320
Preference shares and preferred securities[2]	4,639	4,998	–	–
Transitional limit and other adjustments	(1,884)	(1,692)	–	–
	8,075	8,626	5,320	5,320
less: deductions from tier 1
Significant investments[1]	(1,292)	(1,329)	–	–
Total tier 1 capital	36,103	36,196	34,640	34,219
Tier 2
Other subordinated liabilities[2]	13,936	14,833	13,936	14,833
Deconsolidation of instruments issued by insurance entities[1]	(1,721)	(1,810)	(1,721)	(1,810)
Adjustments for transitional limit and non-eligible instruments	1,748	1,351	(1,444)	(1,694)
Amortisation and other adjustments	(3,472)	(3,447)	(3,538)	(3,597)
	10,491	10,927	7,233	7,732
Eligible provisions	255	186	255	186
less: deductions from tier 2
Significant investments[1]	(1,646)	(1,571)	(2,938)	(2,900)
Total capital resources	45,203	45,738	39,190	39,237

Risk-weighted assets	217,787	215,446	217,787	215,446

Common equity tier 1 capital ratio[3]	13.5%	13.4%	13.5%	13.4%
Tier 1 capital ratio	16.6%	16.8%	15.9%	15.9%
Total capital ratio	20.8%	21.2%	18.0%	18.2%

[1]	For regulatory capital purposes the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.
[2]	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.
[3]	The common equity tier 1 ratio at 30 June 2017 is 13.5 per cent on an adjusted basis upon recognition of the dividend paid by the Insurance business in July 2017 in relation to its 2017 interim earnings. At 31 December 2016 the ratio was 13.6 per cent on an adjusted basis upon recognition of the dividend paid by the Insurance business in February 2017 in relation to its 2016 full year earnings.

LLOYDS BANKING GROUP PLC

The key difference between the transitional capital calculation as at 30 June 2017 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under CRD IV, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022.

The movements in the transitional CET1, AT1, tier 2 and total capital positions in the period are provided below.

	Common	Additional		Total
	equity tier 1	tier 1	Tier 2	capital
	£m	£m	£m	£m

At 31 December 2016	28,899	7,297	9,542	45,738
Profit attributable to ordinary shareholders[1]	1,397	–	–	1,397
Movement in foreseeable dividends[2]	488	–	–	488
Dividends paid out on ordinary shares during the year	(1,568)	–	–	(1,568)
Dividend in respect of 2016 earnings received from the Insurance business[1]	500	–	–	500
Movement in treasury shares and employee share schemes	40	–	–	40
Pension movements:
Removal of defined benefit pension surplus	(53)	–	–	(53)
Movement through other comprehensive income	(105)	–	–	(105)
Available-for-sale reserve	98	–	–	98
Prudent valuation adjustment	(6)	–	–	(6)
Deferred tax asset	251	–	–	251
Goodwill and other intangible assets	(1,028)	–	–	(1,028)
Excess of expected losses over impairment provisions and value adjustments	51	–	–	51
Significant investments	38	37	(75)	−
Eligible provisions	–	–	69	69
Movements in subordinated debt:
Repurchases, redemptions and other	–	(551)	(436)	(987)
Issuances	–	–	–	–
Other movements	318	–	–	318
At 30 June 2017	29,320	6,783	9,100	45,203

[1]	Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
[2]	Includes the accrual for foreseeable 2017 ordinary dividends and the reversal of the accrual for foreseeable 2016 dividends which have now been paid.

CET1 capital resources have increased by £421 million in the period, reflecting a combination of profit generation, the receipt of the dividend paid by the Insurance business in February 2017 and a reduction in the deferred tax asset deducted from capital, offset by the accrual for foreseeable dividends in respect of the first half of 2017, movements in the defined benefit pension schemes and an increase in the deduction for goodwill and other intangible assets following the acquisition of MBNA.

AT1 capital resources have reduced by £514 million in the period, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments.

Tier 2 capital resources have reduced by £442 million in the period largely reflecting the amortisation of dated tier 2 instruments and foreign exchange movements on subordinated debt, partly offset by the transitioning of grandfathered AT1 instruments to tier 2.

LLOYDS BANKING GROUP PLC

Risk-weighted assets	At 30 June	At 31 Dec
	2017	2016
	£m	£m

Foundation Internal Ratings Based (IRB) Approach	61,115	64,907
Retail IRB Approach	65,331	64,970
Other IRB Approach	18,360	17,788
IRB Approach	144,806	147,665
Standardised (STA) Approach	24,794	18,956
Credit risk	169,600	166,621
Counterparty credit risk	7,188	8,419
Contributions to the default fund of a central counterparty	419	340
Credit valuation adjustment risk	735	864
Operational risk	26,222	25,292
Market risk	2,930	3,147
Underlying risk-weighted assets	207,094	204,683
Threshold risk-weighted assets[1]	10,693	10,763
Total risk-weighted assets	217,787	215,446

Risk-weighted asset movement by key driver

	Credit	Credit		Counterparty
	risk	risk	Credit	credit	Market	Operational
	IRB	STA	risk[2]	risk[3]	risk	risk	Total
	£m	£m	£m	£m	£m	£m	£m

Total risk-weighted assets at 31 December 2016							215,446
Less total threshold risk-weighted assets[1]							(10,763)
Risk-weighted assets as at 31 December 2016	147,665	18,956	166,621	9,623	3,147	25,292	204,683
Asset size	(1,269)	(238)	(1,507)	(258)	–	–	(1,765)
Asset quality	(539)	(92)	(631)	(661)	–	–	(1,292)
Model updates	57	–	57	–	–	–	57
Methodology and policy	(324)	(74)	(398)	–	–	–	(398)
Acquisitions and disposals	(444)	6,351	5,907	(26)	–	930	6,811
Movements in risk levels (market risk only)	–	–	–	–	(217)	–	(217)
Foreign exchange	(340)	(109)	(449)	(336)	–	–	(785)
Risk-weighted assets at 30 June 2017	144,806	24,794	169,600	8,342	2,930	26,222	207,094
Threshold risk-weighted assets[1]							10,693
Total risk-weighted assets as at 30 June 2017							217,787

[1]	Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investments in the Group’s Insurance business.
[2]	Credit risk includes securitisation risk-weighted assets.
[3]	Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

LLOYDS BANKING GROUP PLC

The risk-weighted assets movement table provides analysis of the movements in risk-weighted assets in the period by risk type and an insight into the key drivers of these movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Key movements in credit risk, risk-weighted assets

•	Asset size movements. Credit risk-weighted assets decreased by £1.5 billion due to continued active portfolio management partly offset by targeted growth in key customer segments.

•	Asset quality captures movements due to changes in borrower risk, including changes in the economic environment. Net reductions of £0.6 billion primarily relate to a net change in credit quality and model calibrations.

•	Methodology and policy reductions of £0.4 billion relate to capital efficient securitisation activity.

•	Acquisitions and disposals; the acquisition of MBNA increased credit risk-weighted assets by £6.4 billion, partly offset by the disposal of the Group’s interest in a strategic equity investment.

•	Foreign exchange movements reflect the appreciation of Sterling.

Counterparty Credit Risk and CVA risk-weighted asset reductions of £1.3 billion are driven mainly by yield curve movements (included in asset quality) and foreign exchange movements.

Market risk, risk-weighted assets reduced by £0.2 billion largely due to a decrease in the exposure to long dated inflation linked gilts and a decrease in interest rate exposure.

Operational risk, risk-weighted assets increase of £0.9 billion due to the acquisition of MBNA.

LLOYDS BANKING GROUP PLC

	Fully loaded
Leverage ratio	At 30 June	At 31 Dec
	2017	2016
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	29,320	28,899
Additional tier 1 capital	5,320	5,320
Total tier 1 capital	34,640	34,219

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	30,024	36,138
Securities financing transactions (SFTs)	41,477	42,285
Loans and advances and other assets	743,418	739,370
Total assets	814,919	817,793

Deconsolidation adjustments[1]
Derivative financial instruments	(1,995)	(2,403)
Securities financing transactions (SFTs)	(122)	112
Loans and advances and other assets	(138,780)	(142,990)
Total deconsolidation adjustments	(140,897)	(145,281)

Derivatives adjustments
Adjustments for regulatory netting	(16,198)	(20,490)
Adjustments for cash collateral	(8,034)	(8,432)
Net written credit protection	857	699
Regulatory potential future exposure	12,853	13,188
Total derivatives adjustments	(10,522)	(15,035)

SFT adjustments	(1,014)	39

Off-balance sheet items	59,060	58,685

Regulatory deductions and other adjustments	(7,239)	(9,128)

Total exposure measure	714,307	707,073

Leverage ratio[2,6]	4.8%	4.8%

Modified UK leverage exposure measure[3]	667,207	665,563
Average modified UK leverage exposure measure[4]	661,811

Modified UK leverage ratio[3]	5.2%	5.1%
Average modified UK leverage ratio[5]	5.4%

[1]	Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.
[2]	The countercyclical leverage ratio buffer is currently nil.
[3]	The Group’s leverage ratio on a modified basis, excluding qualifying central bank claims from the exposure measure in accordance with the rule modification applied to the UK Leverage Ratio Framework by the PRA in 2016.
[4]	The average modified UK leverage exposure measure is based on the average of the month end modified exposure measures over the quarter (1 April 2017 to 30 June 2017).
[5]	The average modified UK leverage ratio is based on the average of the month end tier 1 capital and modified exposure measures over the quarter (1 April 2017 to 30 June 2017). The average of 5.4 per cent compares to 5.4 per cent at the start and 5.2 per cent at the end of the quarter.
[6]	The leverage ratio at 30 June 2017 is 4.9 per cent on an adjusted basis upon recognition of the dividend paid by the Insurance business in July 2017 in relation to its 2017 interim earnings. At 31 December 2016 the ratio was 4.9 per cent on an adjusted basis upon recognition of the dividend paid by the Insurance business in February 2017 in relation to its 2016 full year earnings.

LLOYDS BANKING GROUP PLC

Key movements

The leverage total exposure measure increased by £7.2 billion over the period primarily reflecting an increase in loans and advances and off-balance sheet items following the acquisition of MBNA and an increase in central bank claims, partly offset by a reduction in available-for-sale financial assets and reductions in both the derivatives and SFT exposure measures.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, reduced by £1.2 billion over the period, primarily driven by market movements.

The £2.1 billion reduction in the SFT exposure measure over the period, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, reflected reduced trading volumes and an increase in eligible netting adjustments, offset by an increase in customer volumes.

Off-balance sheet items increased by £0.4 billion over the period, primarily reflecting new residential mortgage offers placed in addition to increases in both unconditionally cancellable credit card commitments, following the acquisition of MBNA, largely offset by a net reduction in securitisation financing facilities.

The average modified UK leverage ratio of 5.4 per cent over the quarter reflected both a strengthening tier 1 capital position and a small reduction in the modified exposure measure during the first two months of the quarter, prior to the acquisition of MBNA in June which, along with other movements, resulted in the reduction of the ratio at the end of the quarter.

Individual capital guidance

The Group receives Pillar 2A Individual Capital Guidance (ICG) from the PRA. The ICG reflects a point in time estimate by the PRA, which may change over time, of the minimum amount of capital that is needed in relation to risks not covered by Pillar 1. During the period the Group’s ICG has not changed and at 30 June 2017 represented 4.5 per cent of risk-weighted assets of which 2.5 per cent has to be covered by CET1 capital.

Stress testing

The Group undertakes a wide ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group is exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group to adverse economic conditions and other key vulnerabilities. As a part of that the Group participates in the UK-wide concurrent stress test run by the Bank of England.

The last such stress test was undertaken in 2016 and the Group comfortably exceeded the capital thresholds set by the PRA and was not required to take any action as a result of this test. The Group has participated again this year, having submitted its results to the Bank of England, and is awaiting the publication of the results of the test for the industry as a whole.

Regulatory capital developments

The Basel Committee continues to finalise its reforms to the regulatory capital framework, with the overall aim of addressing excessive variability in risk-weighted assets modelled by banks without a significant increase in overall capital requirements across the industry. The Committee’s proposed revisions include changes to the standardised frameworks for credit risk and operational risk, the application of parameter floors for internal models and the introduction of an aggregate capital floor framework based upon the revised standardised approaches. The final Basel standards are expected to be published in the second half of 2017, subject to approval from the Group of Governors and Heads of Supervision. In addition the European Commission published a substantial package of draft reforms in November 2016 aimed at strengthening the resilience of banks across the EU – these reforms, which include revisions to the market risk, counterparty credit risk and leverage frameworks, are currently under negotiation and expected to be implemented by 2020 at the earliest.

LLOYDS BANKING GROUP PLC

In the UK the Financial Policy Committee and Prudential Regulation Authority are currently consulting on revisions to the UK Leverage Ratio Framework, including proposals to adjust for the impact of excluding qualifying central bank claims from the leverage measure by increasing the minimum leverage ratio requirement to 3.25 per cent.

In addition the Financial Policy Committee has increased the UK countercyclical capital buffer rate from 0 per cent to 0.5 per cent with effect from 27 June 2018. The Committee expects to increase the rate to 1.0 per cent at its November meeting with effect from November 2018.

The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation, the Group continues to maintain a strong capital position that exceeds both the minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.

Half-year Pillar 3 disclosures

The Group will publish a condensed set of half-year Pillar 3 disclosures in August, prepared in accordance with the revised European Banking Authority (EBA) guidelines on Pillar 3 disclosure formats and frequency that were issued in December 2016.

A copy of the half-year Pillar 3 Report will be available to view at www.lloydsbankinggroup.com/investors/financial-performance/other-disclosures.

LLOYDS BANKING GROUP PLC

STATUTORY INFORMATION

		Page
Condensed consolidated half-year financial statements (unaudited)
Consolidated income statement		44
Consolidated statement of comprehensive income		45
Consolidated balance sheet		46
Consolidated statement of changes in equity		48
Consolidated cash flow statement		51

Notes
1	Accounting policies, presentation and estimates	52
2	Segmental analysis	53
3	Operating expenses	55
4	Impairment	56
5	Taxation	56
6	Earnings per share	57
7	Trading and other financial assets at fair value through profit or loss	57
8	Derivative financial instruments	57
9	Loans and advances to customers	58
10	Allowance for impairment losses on loans and receivables	58
11	Acquisition of MBNA	59
12	Debt securities in issue	60
13	Post-retirement defined benefit schemes	61
14	Provisions for liabilities and charges	62
15	Contingent liabilities and commitments	64
16	Fair values of financial assets and liabilities	67
17	Credit quality of loans and advances	74
18	Dividends on ordinary shares	75
19	Events since the balance sheet date	75
20	Future accounting developments	75
21	Condensed consolidating financial information	78

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

		Half-year to	Half-year to	Half-year to
		30 June	30 June	31 Dec
		2017	2016	2016
	Note	£ million	£ million	£ million

Interest and similar income		7,861	8,479	8,141
Interest and similar expense		(2,659)	(3,254)	(4,092)
Net interest income		5,202	5,225	4,049
Fee and commission income		1,518	1,502	1,543
Fee and commission expense		(670)	(682)	(674)
Net fee and commission income		848	820	869
Net trading income		5,843	7,180	11,365
Insurance premium income		4,099	4,212	3,856
Other operating income		1,283	993	1,042
Other income		12,073	13,205	17,132
Total income		17,275	18,430	21,181
Insurance claims		(7,976)	(10,110)	(12,234)
Total income, net of insurance claims		9,299	8,320	8,947
Regulatory provisions		(1,240)	(445)	(1,929)
Other operating expenses		(4,962)	(5,059)	(5,194)
Total operating expenses	3	(6,202)	(5,504)	(7,123)
Trading surplus		3,097	2,816	1,824
Impairment	4	(203)	(362)	(390)
Profit before tax		2,894	2,454	1,434
Taxation	5	(905)	(597)	(1,127)
Profit for the period		1,989	1,857	307

Profit attributable to ordinary shareholders		1,739	1,590	61
Profit attributable to other equity holders[1]		209	204	208
Profit attributable to equity holders		1,948	1,794	269
Profit attributable to non-controlling interests		41	63	38
Profit for the period		1,989	1,857	307

Basic earnings per share	6	2.5p	2.3p	0.1p
Diluted earnings per share	6	2.5p	2.3p	0.1p

[1]	The profit after tax attributable to other equity holders of £209 million (half-year to 30 June 2016: £204 million; half-year to 31 December 2016: £208 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £51 million (half-year to 30 June 2016: £41 million; half-year to 31 December 2016: £50 million).

LLOYDS BANKING GROUP PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£ million	£ million	£ million

Profit for the period	1,989	1,857	307
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 13):
Remeasurements before taxation	(124)	(267)	(1,081)
Taxation	32	40	280
	(92)	(227)	(801)
Gains and losses attributable to own credit risk
Losses before taxation	(44)	–	–
Taxation	12	–	–
	(32)	–	–
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfer from held-to-maturity portfolio	–	–	1,544
Change in fair value	455	184	172
Income statement transfers in respect of disposals	(315)	(574)	(1)
Income statement transfers in respect of impairment	6	146	27
Taxation	(48)	152	(453)
	98	(92)	1,289
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	(267)	3,040	(608)
Net income statement transfers	(317)	(206)	(351)
Taxation	151	(752)	286
	(433)	2,082	(673)
Currency translation differences (tax: nil)	(7)	(20)	16
Other comprehensive income for the period, net of tax	(466)	1,743	(169)
Total comprehensive income for the period	1,523	3,600	138

Total comprehensive income attributable to ordinary shareholders	1,273	3,333	(108)
Total comprehensive income attributable to other equity holders	209	204	208
Total comprehensive income attributable to equity holders	1,482	3,537	100
Total comprehensive income attributable to non-controlling interests	41	63	38
Total comprehensive income for the period	1,523	3,600	138

LLOYDS BANKING GROUP PLC

CONSOLIDATED BALANCE SHEET

		At 30 June	At 31 Dec
		2017	2016
	Note	£ million	£ million
Assets
Cash and balances at central banks		50,491	47,452
Items in course of collection from banks		855	706
Trading and other financial assets at fair value through profit or loss	7	161,970	151,174
Derivative financial instruments	8	30,024	36,138
Loans and receivables:
Loans and advances to banks		8,865	26,902
Loans and advances to customers	9	464,604	457,958
Debt securities		3,841	3,397
		477,310	488,257
Available-for-sale financial assets		51,803	56,524
Goodwill		2,299	2,016
Value of in-force business		5,153	5,042
Other intangible assets		2,536	1,681
Property, plant and equipment		12,990	12,972
Current tax recoverable		16	28
Deferred tax assets		2,422	2,706
Retirement benefit assets	13	410	342
Other assets		16,640	12,755
Total assets		814,919	817,793

LLOYDS BANKING GROUP PLC

CONSOLIDATED BALANCE SHEET (continued)

		At 30 June	At 31 Dec
		2017	2016
Equity and liabilities	Note	£ million	£ million

Liabilities
Deposits from banks		24,879	16,384
Customer deposits		417,617	415,460
Items in course of transmission to banks		944	548
Trading and other financial liabilities at fair value through profit or loss		55,671	54,504
Derivative financial instruments	8	29,190	34,924
Notes in circulation		1,317	1,402
Debt securities in issue	12	71,557	76,314
Liabilities arising from insurance contracts and participating investment contracts		101,318	94,390
Liabilities arising from non-participating investment contracts		15,652	20,112
Other liabilities		22,226	29,193
Retirement benefit obligations	13	905	822
Current tax liabilities		416	226
Other provisions		6,306	5,218
Subordinated liabilities		18,575	19,831
Total liabilities		766,573	769,328

Equity
Share capital		7,191	7,146
Share premium account		17,624	17,622
Other reserves		14,310	14,652
Retained profits		3,388	3,250
Shareholders’ equity		42,513	42,670
Other equity instruments		5,355	5,355
Total equity excluding non-controlling interests		47,868	48,025
Non-controlling interests		478	440
Total equity		48,346	48,465
Total equity and liabilities		814,919	817,793

LLOYDS BANKING GROUP PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2017	24,768	14,652	3,250	42,670	5,355	440	48,465
Comprehensive income
Profit for the period	–	–	1,948	1,948	–	41	1,989
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(92)	(92)	–	–	(92)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	98	–	98	–	–	98
Gains and losses attributable to own credit risk, net of tax	–	–	(32)	(32)	–	–	(32)
Movements in cash flow hedging reserve, net of tax	–	(433)	–	(433)	–	–	(433)
Currency translation differences (tax: nil)	–	(7)	–	(7)	–	–	(7)
Total other comprehensive income	–	(342)	(124)	(466)	–	–	(466)
Total comprehensive income	–	(342)	1,824	1,482	–	41	1,523
Transactions with owners
Dividends	–	–	(1,568)	(1,568)	–	–	(1,568)
Distributions on other equity instruments, net of tax	–	–	(158)	(158)	–	–	(158)
Issue of ordinary shares[1]	47	–	–	47	–	–	47
Movement in treasury shares	–	–	(154)	(154)	–	–	(154)
Value of employee services:
Share option schemes	–	–	45	45	–	–	45
Other employee award schemes	–	–	149	149	–	–	149
Changes in non-controlling interests	–	–	–	–	–	(3)	(3)
Total transactions with owners	47	–	(1,686)	(1,639)	–	(3)	(1,642)
Balance at 30 June 2017	24,815	14,310	3,388	42,513	5,355	478	48,346

[1]	During the half-year to 30 June 2017, 452 million shares were issued in respect of employee share schemes.

LLOYDS BANKING GROUP PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2016	24,558	12,260	4,416	41,234	5,355	391	46,980
Comprehensive income
Profit for the period	–	–	1,794	1,794	–	63	1,857
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(227)	(227)	–	–	(227)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(92)	–	(92)	–	–	(92)
Movements in cash flow hedging reserve, net of tax	–	2,082	–	2,082	–	–	2,082
Currency translation differences (tax: nil)	–	(20)	–	(20)	–	–	(20)
Total other comprehensive income	–	1,970	(227)	1,743	–	–	1,743
Total comprehensive income	–	1,970	1,567	3,537	–	63	3,600
Transactions with owners
Dividends	–	–	(1,427)	(1,427)	–	(2)	(1,429)
Distributions on other equity instruments, net of tax	–	–	(163)	(163)	–	–	(163)
Movement in treasury shares	–	–	(147)	(147)	–	–	(147)
Value of employee services:
Share option schemes	–	–	35	35	–	–	35
Other employee award schemes	–	–	82	82	–	–	82
Changes in non-controlling interests	–	–	–	–	–	(20)	(20)
Total transactions with owners	–	–	(1,620)	(1,620)	–	(22)	(1,642)
Balance at 30 June 2016	24,558	14,230	4,363	43,151	5,355	432	48,938

LLOYDS BANKING GROUP PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 July 2016	24,558	14,230	4,363	43,151	5,355	432	48,938
Comprehensive income
Profit for the period	–	–	269	269	–	38	307
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(801)	(801)	–	–	(801)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	1,289	–	1,289	–	–	1,289
Movements in cash flow hedging reserve, net of tax	–	(673)	–	(673)	–	–	(673)
Currency translation differences (tax: nil)	–	16	–	16	–	–	16
Total other comprehensive income	–	632	(801)	(169)	–	–	(169)
Total comprehensive income	–	632	(532)	100	–	38	138
Transactions with owners
Dividends	–	–	(587)	(587)	–	(27)	(614)
Distributions on other equity instruments, net of tax	–	–	(158)	(158)	–	–	(158)
Redemption of preference shares	210	(210)	–	–	–	–	–
Movement in treasury shares	–	–	(28)	(28)	–	–	(28)
Value of employee services:
Share option schemes	–	–	106	106	–	–	106
Other employee award schemes	–	–	86	86	–	–	86
Changes in non-controlling interests	–	–	–	–	–	(3)	(3)
Total transactions with owners	210	(210)	(581)	(581)	–	(30)	(611)
Balance at 31 December 2016	24,768	14,652	3,250	42,670	5,355	440	48,465

LLOYDS BANKING GROUP PLC

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£ million	£ million	£ million

Profit before tax	2,894	2,454	1,434
Adjustments for:
Change in operating assets	(14,961)	(18,311)	6,093
Change in operating liabilities	(769)	31,794	(34,453)
Non-cash and other items	8,520	6,929	6,956
Tax paid	(367)	(262)	(560)
Net cash provided by operating activities	(4,683)	22,604	(20,530)
Cash flows from investing activities
Purchase of financial assets	(1,847)	(3,441)	(1,489)
Proceeds from sale and maturity of financial assets	5,276	2,729	3,606
Purchase of fixed assets	(1,960)	(1,820)	(1,940)
Proceeds from sale of fixed assets	763	909	775
Acquisition of businesses, net of cash acquired	(1,909)	(6)	(14)
Disposal of businesses, net of cash disposed	26	5	–
Net cash used in investing activities	349	(1,624)	938
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,568)	(1,427)	(587)
Distributions on other equity instruments	(209)	(204)	(208)
Dividends paid to non-controlling interests	–	(2)	(27)
Interest paid on subordinated liabilities	(780)	(946)	(741)
Proceeds from issue of subordinated liabilities	–	1,061	–
Repayment of subordinated liabilities	(636)	(4,678)	(3,207)
Changes in non-controlling interests	(3)	(5)	(3)
Net cash used in financing activities	(3,196)	(6,201)	(4,773)
Effects of exchange rate changes on cash and cash equivalents	–	15	6
Change in cash and cash equivalents	(7,530)	14,794	(24,359)
Cash and cash equivalents at beginning of period	62,388	71,953	86,747
Cash and cash equivalents at end of period	54,858	86,747	62,388

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 30 June 2017 is £2,579 million (30 June 2016: £12,613 million; 31 December 2016: £14,475 million) held within the Group’s life funds, which is not immediately available for use in the business.

LLOYDS BANKING GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting policies, presentation and estimates

These condensed consolidated half-year financial statements as at and for the period to 30 June 2017 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2016 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The 2016 Form 20-F is available on the Group’s website.

The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2016 Annual Report and Accounts where a glossary of terms can be found.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements. In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Risk management: principal risks and uncertainties on page 19.

Except as noted below, the accounting policies are consistent with those applied by the Group in its 2016 Annual Report and Accounts.

With effect from 1 January 2017 the Group has elected to early adopt the provision in IFRS 9 for gains and losses attributable to changes in own credit risk on financial liabilities designated at fair value through profit or loss to be presented in other comprehensive income. The impact has been to increase profit after tax and reduce other comprehensive income by £32 million in the six months to 30 June 2017; there is no impact on total liabilities or shareholders’ equity. Comparatives have not been restated.

The Group has had no material or unusual related party transactions during the six months to 30 June 2017. Related party transactions for the six months to 30 June 2017 are similar in nature to those for the year ended 31 December 2016. Full details of the Group’s related party transactions for the year to 31 December 2016 can be found in the Group’s 2016 Annual Report and Accounts.

Future accounting developments

Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2017 and which have not been applied in preparing these financial statements are set out in note 20.

Critical accounting estimates and judgements

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2016.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of the redemption of the Group’s Enhanced Capital Notes, asset sales, volatile items, the insurance grossing adjustment, liability management, restructuring costs, conduct provisions, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

The Group’s activities are organised into four financial reporting segments: Retail; Commercial Banking; Consumer Finance and Insurance. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2016.

There has been no change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2016.

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
Half-year to 30 June 2017	income	claims	claims	before tax	revenue	revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,337	477	3,814	1,598	4,177	(363)
Commercial Banking	1,425	1,100	2,525	1,437	1,703	822
Consumer Finance	1,041	755	1,796	759	2,082	(286)
Insurance	(50)	872	822	408	1,036	(214)
Other	172	144	316	290	275	41
Group	5,925	3,348	9,273	4,492	9,273	–
Reconciling items:
Insurance grossing adjustment	(608)	660	52	–
Market volatility and asset sales[1]	20	96	116	136
Amortisation of purchased intangibles	–	–	–	(38)
Restructuring costs[2]	–	–	–	(321)
Fair value unwind and other items	(135)	(7)	(142)	(135)
Payment protection insurance provision	–	–	–	(700)
Other conduct provisions	–	–	–	(540)
Group − statutory	5,202	4,097	9,299	2,894

[1]	Comprises (i) gains on disposals of assets which are not part of normal business operations (£6 million); (ii) the net effect of banking volatility and net derivative valuation adjustments (losses of £20 million); (iii) volatility relating to the insurance business (gains of £165 million); and (iv) the results of liability management exercises (losses of £15 million).
[2]	Comprises severance related costs relating to the Simplification programme, the costs of implementing regulatory reform and ring-fencing, the rationalisation of the non-branch property portfolio and the integration of MBNA.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
Half-year to 30 June 2016	income	claims	claims	before tax	revenue	revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,296	558	3,854	1,548	4,333	(479)
Commercial Banking	1,306	982	2,288	1,236	2,137	151
Consumer Finance	994	658	1,652	690	1,942	(290)
Insurance	(80)	921	841	446	300	541
Other	266	(26)	240	241	163	77
Group	5,782	3,093	8,875	4,161	8,875	–
Reconciling items:
Insurance grossing adjustment	(423)	519	96	–
Enhanced Capital Notes[1]	–	(790)	(790)	(790)
Market volatility and asset sales[2]	20	252	272	128
Amortisation of purchased intangibles	–	–	–	(168)
Restructuring costs[3]	–	–	–	(307)
Fair value unwind	(154)	36	(118)	(110)
Other conduct provisions	–	(15)	(15)	(460)
Group − statutory	5,225	3,095	8,320	2,454
The los
[1]	The loss relating to the ECNs was £790 million, representing the write-off of the embedded derivative and the premium paid on redemption of the remaining notes.
[2]	Comprises (i) gains on disposals of assets which are not part of normal business operations (£335 million); (ii) the net effect of banking volatility and net derivative valuation adjustments (gains of £19 million); (iii) volatility relating to the insurance business (losses of £372 million); and (iv) the results of liability management exercises (gains of £146 million).
[3]	Principally comprises the severance costs related to phase II of the Simplification programme.

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
Half-year to 31 December 2016	income	claims	claims	before tax	revenue	revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,201	495	3,696	1,455	4,127	(431)
Commercial Banking	1,429	1,005	2,434	1,232	1,531	903
Consumer Finance	947	680	1,627	593	1,943	(316)
Insurance	(66)	834	768	391	1,011	(243)
Other	142	(42)	100	35	13	87
Group	5,653	2,972	8,625	3,706	8,625	–
Reconciling items:
Insurance grossing adjustment	(1,475)	1,591	116	–
Market volatility and asset sales[1]	13	379	392	311
Amortisation of purchased intangibles	–	–	–	(172)
Restructuring costs	–	–	–	(315)
Fair value unwind and other items	(142)	2	(140)	(121)
Payment protection insurance provision	–	–	–	(1,350)
Other conduct provisions	–	(46)	(46)	(625)
Group − statutory	4,049	4,898	8,947	1,434

[1]	Comprises (i) losses on disposals of assets which are not part of normal business operations (£118 million); (ii) the net effect of banking volatility and net derivative valuation adjustments (gains of £171 million); (iii) volatility relating to the insurance business (gains of £281 million); and (iv) the results of liability management exercises (losses of £23 million).

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

	Segment external		Segment customer		Segment external
	assets		deposits		liabilities
	At 30 June	At 31 Dec	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2017	2016	2017	2016	2017	2016
	£m	£m	£m	£m	£m	£m

Retail	297,958	300,085	269,405	271,005	272,870	275,006
Commercial Banking	181,962	188,296	138,764	132,628	226,383	221,395
Consumer Finance	52,540	40,992	7,134	7,920	11,028	12,494
Insurance	149,287	153,936	–	–	142,529	146,836
Other	133,172	134,484	2,314	3,907	113,763	113,597
Total Group	814,919	817,793	417,617	415,460	766,573	796,328

3.	Operating expenses

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£ million	£ million	£ million
Administrative expenses
Staff costs:
Salaries and social security costs	1,769	1,782	1,806
Pensions and other post-retirement benefit schemes (note 13)	302	268	287
Restructuring and other staff costs	291	412	262
	2,362	2,462	2,355
Premises and equipment	399	353	319
Other expenses:
Communications and data processing	415	403	445
UK bank levy	–	–	200
Other	655	675	661
	1,070	1,078	1,306
	3,831	3,893	3,980
Depreciation and amortisation	1,131	1,166	1,214
Total operating expenses, excluding regulatory provisions	4,962	5,059	5,194
Regulatory provisions:
Payment protection insurance provision (note 14)	700	–	1,350
Other regulatory provisions[1] (note 14)	540	445	579
	1,240	445	1,929
Total operating expenses	6,202	5,504	7,123

[1]	In addition, regulatory provisions of £15 million in the half-year to 30 June 2016 and £46 million in the half-year to 31 December 2016 were charged against income.

LLOYDS BANKING GROUP PLC

4.	Impairment

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	200	229	363
Debt securities classified as loans and receivables	(4)	–	–
Impairment losses on loans and receivables (note 10)	196	229	363
Impairment of available-for-sale financial assets	6	146	27
Other credit risk provisions	1	(13)	–
Total impairment charged to the income statement	203	362	390

5.	Taxation

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2017 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£m	£m	£m

Profit before tax	2,894	2,454	1,434

Tax thereon at UK corporation tax rate of 19.25 per cent (2016: 20 per cent)	(557)	(491)	(287)
Impact of bank surcharge	(231)	(59)	(207)
Impact of changes in UK corporation tax rates	(35)	(3)	(198)
Disallowed items[1]	(207)	(122)	(342)
Non-taxable items	55	47	28
Overseas tax rate differences	1	(6)	16
Gains exempted	69	8	11
Policyholder tax[2]	(37)	(34)	(207)
Tax losses not previously recognised	9	49	10
Adjustments in respect of previous years	26	10	54
Effect of results of joint ventures and associates	1	–	(1)
Other items	1	4	(4)
Tax expense	(905)	(597)	(1,127)
●
[1]	The Finance (No.2) Act 2015 introduced restrictions on the tax deductibility of provisions for conduct charges arising on or after 8 July 2015. This has resulted in tax of £170 million (half-year to 30 June 2016: £81 million; half-year to 31 December 2016: £208 million).
[2]	In the half-year to 31 December 2016 this included a £231 million write down of the deferred tax asset held within the life business, reflecting the Group’s utilisation estimate which has been restricted by the current economic environment.

LLOYDS BANKING GROUP PLC

6.	Earnings per share

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£m	£m	£m

Profit attributable to ordinary shareholders – basic and diluted	1,739	1,590	61
Tax credit on distributions to other equity holders	51	41	50
	1,790	1,631	111

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	million	million	million

Weighted average number of ordinary shares in issue – basic	71,426	71,175	71,292
Adjustment for share options and awards	704	882	699
Weighted average number of ordinary shares in issue – diluted	72,130	72,057	71,991

Basic earnings per share	2.5p	2.3p	0.1p
Diluted earnings per share	2.5p	2.3p	0.1p

7.	Trading and other financial assets at fair value through profit or loss

	At	At
	30 June	31 Dec
	2017	2016
	£m	£m

Trading assets	43,016	45,253

Other financial assets at fair value through profit or loss:
Treasury and other bills	19	20
Debt securities	37,065	38,210
Equity shares	81,870	67,691
	118,954	105,921
Total trading and other financial assets at fair value through profit or loss	161,970	151,174

Included in the above is £115,178 million (31 December 2016: £101,888 million) of assets relating to the insurance businesses.

8.	Derivative financial instruments

	30 June 2017		31 December 2016
	Fair value	Fair value	Fair value	Fair value
	of assets	of liabilities	of assets	of liabilities
	£m	£m	£m	£m
Hedging
Derivatives designated as fair value hedges	1,278	692	1,481	759
Derivatives designated as cash flow hedges	925	1,136	1,231	1,205
	2,203	1,828	2,712	1,964
Trading
Exchange rate contracts	6,864	6,795	8,860	8,781
Interest rate contracts	19,723	19,217	23,050	22,352
Credit derivatives	378	367	381	659
Equity and other contracts	856	983	1,135	1,168
	27,821	27,362	33,426	32,960
Total recognised derivative assets/liabilities	30,024	29,190	36,138	34,924

LLOYDS BANKING GROUP PLC

9.	Loans and advances to customers

	At 30 June	At 31 Dec
	2017	2016
	£m	£m

Agriculture, forestry and fishing	7,509	7,269
Energy and water supply	1,543	2,320
Manufacturing	7,529	7,285
Construction	4,405	4,535
Transport, distribution and hotels	12,262	13,320
Postal and communications	2,537	2,564
Property companies	31,756	32,192
Financial, business and other services	49,786	49,197
Personal:
Mortgages	305,352	306,682
Other	28,969	20,761
Lease financing	2,403	2,628
Hire purchase	12,778	11,617
	466,829	460,370
Allowance for impairment losses on loans and advances to customers (note 10)	(2,225)	(2,412)
Total loans and advances to customers	464,604	457,958

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes (see note 12).

10.	Allowance for impairment losses on loans and receivables

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£m	£m	£m

Opening balance	2,488	3,130	2,831
Exchange and other adjustments	91	19	50
Advances written off	(818)	(1,037)	(1,096)
Recoveries of advances written off in previous years	333	509	353
Unwinding of discount	(13)	(19)	(13)
Charge to the income statement (note 4)	196	229	363
Balance at end of period	2,277	2,831	2,488

In respect of:
Loans and advances to customers (note 9)	2,225	2,733	2,412
Debt securities	52	98	76
Balance at end of period	2,277	2,831	2,488

LLOYDS BANKING GROUP PLC

11.	Acquisition of MBNA

On 1 June 2017, following the receipt of competition and regulatory approval, the Group acquired 100 per cent of the ordinary share capital of MBNA Limited (MBNA), which together with its subsidiaries undertakes a UK consumer credit card business, from FIA Jersey Holdings Limited, a wholly-owned subsidiary of Bank of America. The total fair value of the purchase consideration was £2,016 million, settled in cash.

The table below sets out the fair value of the identifiable assets and liabilities acquired. The initial accounting for the acquisition has been determined provisionally because of its complexity and the limited time available between the acquisition date and the preparation of these condensed consolidated interim financial statements.

	Book value	Provisional	Fair value
	as at 1 June	fair value	as at 1 June
	2017	adjustments	2017
	£m	£m	£m

Assets
Loans and advances to customers	7,466	345	7,811
Available-for-sale financial assets	16	–	16
Other intangible assets	–	702	702
Other assets	217	345	562
Total assets	7,699	1,392	9,091

Liabilities
Deposits from banks[1]	6,431	–	6,431
Other liabilities	115	184	299
Other provisions	233	395	628
Total liabilities	6,779	579	7,358

Provisional fair value of net assets acquired	920	813	1,733

Goodwill arising on acquisition			283
Total consideration			2,016

●
[1]	Upon acquisition, the funding of MBNA was assumed by Lloyds Bank plc.

The post-acquisition profit before tax of MBNA covering the period from 1 June 2017 to 30 June 2017, which is included in the Group statutory consolidated income statement for the half-year to 30 June 2017, is £18 million.

Had the acquisition date of MBNA been 1 January 2017, the Group’s consolidated total income would have been £329 million higher at £17,604 million and the Group’s consolidated profit before tax would have been £112 million higher at £3,006 million.

LLOYDS BANKING GROUP PLC

12.	Debt securities in issue

	30 June 2017			31 December 2016
	At fair value			At fair value
	through	At		through	At
	profit or	amortised		profit or	amortised
	loss	cost	Total	loss	cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	8,223	25,741	33,964	9,423	27,182	36,605
Covered bonds	–	25,937	25,937	–	30,521	30,521
Certificates of deposit	–	10,994	10,994	–	8,077	8,077
Securitisation notes	–	5,105	5,105	–	7,253	7,253
Commercial paper	–	3,780	3,780	–	3,281	3,281
	8,223	71,557	79,780	9,423	76,314	85,737

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes

At 30 June 2017, external parties held £5,105 million (31 December 2016: £7,253 million) and the Group’s subsidiaries held £25,244 million (31 December 2016: £26,435 million) of total securitisation notes in issue of £30,349 million (31 December 2016: £33,688 million). The notes are secured on loans and advances to customers and debt securities classified as loans and receivables amounting to £49,284 million (31 December 2016: £52,184 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.

Covered bond programmes

At 30 June 2017, external parties held £25,937 million (31 December 2016: £30,521 million) and the Group’s subsidiaries held £700 million (31 December 2016: £700 million) of total covered bonds in issue of £26,637 million (31 December 2016: £31,221 million). The bonds are secured on certain loans and advances to customers amounting to £33,170 million (31 December 2016: £35,968 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.

Cash deposits of £5,065 million (31 December 2016: £9,018 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

LLOYDS BANKING GROUP PLC

13.	Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At	At
	30 June	31 Dec
	2017	2016
	£m	£m

Defined benefit pension schemes:
- Fair value of scheme assets	44,721	45,578
- Present value of funded obligations	(44,980)	(45,822)
Net pension scheme liability	(259)	(244)
Other post-retirement schemes	(236)	(236)
Net retirement benefit liability	(495)	(480)

Recognised on the balance sheet as:
Retirement benefit assets	410	342
Retirement benefit obligations	(905)	(822)
Net retirement benefit liability	(495)	(480)

The movement in the Group’s net post-retirement defined benefit scheme liability during the period was as follows:

£m

Liability at 1 January 2017	(480)
Income statement charge	(181)
Employer contributions	290
Remeasurement	(124)
Liability at 30 June 2017	(495)

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£m	£m	£m

Defined benefit pension schemes	181	136	151
Defined contribution schemes	121	132	136
Total charge to the income statement (note 3)	302	268	287

The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At	At
	30 June	31 Dec
	2017	2016
	%	%

Discount rate	2.71	2.76
Rate of inflation:
Retail Prices Index	3.18	3.23
Consumer Price Index	2.13	2.18
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.71	2.74

LLOYDS BANKING GROUP PLC

14.	Provisions for liabilities and charges

Payment protection insurance (excluding MBNA)

The Group increased the provision for PPI costs by a further £700 million in the half-year to 30 June 2017, bringing the total amount provided to £18,075 million.

The charge in the half-year to 30 June 2017 is largely driven by a potentially higher total volume of complaints and associated operating costs due to higher reactive complaint volumes received over the past three quarters, which have averaged approximately 9,000 per week.

At 30 June 2017 a provision of £2,647 million remained unutilised relating to complaints and associated administration costs. The provision is consistent with total expected complaint volumes of 5.3 million (including complaints falling under the Plevin rules and guidance) with approximately 1.2 million still expected to be received including approximately 9,000 reactive complaints per week through to August 2019. Total cash payments were £661 million during the half-year to 30 June 2017.

Sensitivities

The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 52 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain in particular with respect to future volumes. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is significant uncertainty around the impact of the regulatory changes, FCA media campaign and Claims Management Companies and customer activity.

Key metrics and sensitivities are highlighted in the table below:

Sensitivities (exclude claims where no PPI policy was held)	Actuals to date	Anticipated future[2]	Sensitivity[2,3]
Customer initiated complaints since origination (m)[1]	4.1	1.2	0.1 = £215m
Administrative expenses (£m)	3,350	525	1 case = £450

[1]	Sensitivity includes complaint handling costs.
[2]	Anticipated future and sensitivities are impacted by a proportion of complaints and re-complaints falling under the Plevin rules and guidance in light of the FCA Policy Statement PS 17/3.
[3]	Average redress and uphold rates remain stable.

Payment protection insurance (MBNA)

With regard to MBNA, as announced in December 2016, the Group’s exposure is capped at £240 million through an indemnity received from Bank of America.

LLOYDS BANKING GROUP PLC

14.	Provisions for liabilities and charges (continued)

Other provisions for legal actions and regulatory matters

Packaged bank accounts

In the half-year to 30 June 2017 the Group has provided an additional £95 million in respect of complaints relating to alleged mis-selling of packaged bank accounts raising the total amount provided to £600 million. As at 30 June 2017, £182 million of the provision remained unutilised. The total amount provided represents the Group’s best estimate of the likely future cost, however a number of risks and uncertainties remain in particular with respect to future volumes.

Arrears handling related activities

The Group has provided an additional £155 million in the half-year to 30 June 2017 (bringing the total provision to £552 million), for the costs of identifying and rectifying certain arrears management fees and activities. Following a review of the Group’s arrears handling activities, the Group has put in place a number of actions to improve further its handling of customers in these areas and the Group is reimbursing mortgage arrears fees to around 590,000 customers. As at 30 June 2017, the unutilised provision was £518 million.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited). The German industry-wide issue regarding notification of contractual ‘cooling off’ periods continued to lead to an increasing number of claims in 2016. Up to 31 December 2016 the Group had provided a total of £639 million, no further amounts have been provided in the half-year to 30 June 2017. The remaining unutilised provision as at 30 June 2017 was £156 million (31 December 2016: £168 million). The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS Reading – customer review

The Group has commenced a review into a number of customer cases from the former HBOS Impaired Assets Office based in Reading. This review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The review is ongoing, the Group has provided £100 million in the half-year to 30 June 2017 and is in the process of paying compensation to the victims of the fraud for economic losses, ex-gratia payments and awards for distress and inconvenience.

Other legal actions and regulatory matters

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct and, where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. In the half-year to 30 June 2017, the Group charged an additional £190 million in respect of matters across all divisions. At 30 June 2017, the Group held unutilised provisions totalling £589 million for these other legal actions and regulatory matters.

LLOYDS BANKING GROUP PLC

15.	Contingent liabilities and commitments

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.

•	The European Commission continues to pursue certain competition investigations into MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;

•	Litigation continues in the English Courts against both Visa and MasterCard. This litigation has been brought by several retailers who are seeking damages for allegedly ‘overpaid’ MIFs. From publicly available information, it is understood these damages claims are running to different timescales with respect to the litigation process. It is also possible that new claims may be issued.

•	Any ultimate impact on the Group of the above investigations and the litigation against Visa and MasterCard remains uncertain at this time.

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. The Group’s share of the sale proceeds comprised cash consideration of approximately £330 million (of which approximately £300 million was received on completion of the sale and £30 million is deferred for three years) and preferred stock, which the Group measures at fair value. The preferred stock is convertible into Class A Common Stock of Visa Inc or its equivalent upon the occurrence of certain events. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, previously in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

LIBOR and other trading rates

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Group continues to cooperate with various other government and regulatory authorities, including the Serious Fraud Office, the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. The lawsuits, which contain broadly similar allegations, allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act and the Commodity Exchange Act, as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims, including those in connection with USD and JPY LIBOR, have been dismissed by the US Federal Court for Southern District of New York. Appeals remain possible.

Certain Group companies are also named as defendants in UK based claims raising LIBOR manipulation allegations.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

LLOYDS BANKING GROUP PLC

15.	Contingent liabilities and commitments (continued)

UK shareholder litigation

In August 2014, the Group and a number of former directors were named as defendants in a claim filed in the English High Court by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. It is currently not possible to determine the ultimate impact on the Group (if any), but the Group intends to defend the claim vigorously.

Financial Services Compensation Scheme

Following the default of a number of deposit takers in 2008, the Financial Services Compensation Scheme (FSCS) borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. In June 2017, the FSCS announced that following the sale of certain Bradford & Bingley mortgage assets, the principal balance outstanding on these loans was £4,678 million (31 December 2016: £15,655 million). Although it is anticipated that the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants, including the Group, of the FSCS. The amount of future levies payable by the Group depends on a number of factors, principally, the amounts recovered by the FSCS from asset sales.

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules, which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £650 million and a reduction in the Group’s deferred tax asset of approximately £350 million. The Group does not agree with HMRC's position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Residential mortgage repossessions

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA is actively engaged with the industry in relation to these considerations and has recently published Guidance on the treatment of customers with mortgage payment shortfalls. The Guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The Group is now determining its detailed approach to implementation of the Guidance and will contact affected customers next year.

Update following the Financial Conduct Authority’s publication of Policy Statement 17/3

On 2 August 2016, the Financial Conduct Authority (FCA) published a further consultation paper (CP16/20: Rules and guidance on payment protection insurance complaints: feedback on CP15/39 and further consultation), following on from the original consultation published in November 2015.

On 2 March 2017 the FCA confirmed that the deadline by which consumers would need to make their PPI complaints would be 29 August 2019, and new rules with respect to the UK Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 would come into force on 29 August 2017.

LLOYDS BANKING GROUP PLC

15.	Contingent liabilities and commitments (continued)

On 31 May 2017 an application for judicial review of Policy Statement 17/3 was filed in the High Court of England and Wales, which subject to the Court’s determination may have an impact on the implementation of the FCA’s rules and guidance in Policy Statement 17/3.

Mortgage arrears handling activities

On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and it is currently not possible to make a reliable assessment of the liability, if any, that may result from the investigation.

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

Contingent liabilities and commitments arising from the banking business

	At 30 June	At 31 Dec
	2017	2016
	£m	£m

Contingent liabilities
Acceptances and endorsements	29	21
Other:
Other items serving as direct credit substitutes	600	779
Performance bonds and other transaction-related contingencies	2,227	2,237
	2,827	3,016
Total contingent liabilities	2,856	3,037

Commitments
Documentary credits and other short-term trade-related transactions	1	–
Forward asset purchases and forward deposits placed	365	648

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	12,014	10,749
Other commitments	84,432	62,697
	96,446	73,446
1 year or over original maturity	36,838	40,074
Total commitments	133,650	114,168

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £61,921 million (31 December 2016: £63,203 million) was irrevocable.

LLOYDS BANKING GROUP PLC

16.	Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 49 to the Group’s 2016 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework

Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios

Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when consistent sources of data cease to be available.

Valuation methodology

For level 2 and level 3 portfolios, there is no significant change to what was disclosed in the Group’s 2016 Annual Report and Accounts in respect of the valuation methodology (techniques and inputs) applied to such portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	30 June 2017		31 December 2016
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss	161,970	161,970	151,174	151,174
Derivative financial instruments	30,024	30,024	36,138	36,138
Loans and receivables:
Loans and advances to banks	8,865	8,852	26,902	26,812
Loans and advances to customers	464,604	464,629	457,958	457,461
Debt securities	3,841	3,774	3,397	3,303
Available-for-sale financial instruments	51,803	51,803	56,524	56,524
Financial liabilities
Deposits from banks	24,879	24,855	16,384	16,395
Customer deposits	417,617	418,050	415,460	416,490
Trading and other financial liabilities at fair value through profit or loss	55,671	55,671	54,504	54,504
Derivative financial instruments	29,190	29,190	34,924	34,924
Debt securities in issue	71,557	74,707	76,314	79,650
Liabilities arising from non-participating investment contracts	15,652	15,652	20,112	20,112
Subordinated liabilities	18,575	22,032	19,831	22,395

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

LLOYDS BANKING GROUP PLC

16.	Fair values of financial assets and liabilities (continued)

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2017
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	–	27,839	–	27,839
Loans and advances to banks	–	1,446	–	1,446
Debt securities	25,768	22,897	2,126	50,791
Equity shares	80,252	31	1,592	81,875
Treasury and other bills	19	–	–	19
Total trading and other financial assets at fair value through profit or loss	106,039	52,213	3,718	161,970
Available-for-sale financial assets:
Debt securities	44,717	5,865	114	50,696
Equity shares	527	34	546	1,107
Total available-for-sale financial assets	45,244	5,899	660	51,803
Derivative financial instruments	123	28,789	1,112	30,024
Total financial assets carried at fair value	151,406	86,901	5,490	243,797

At 31 December 2016
Trading and other financial assets at fair value
through profit or loss:
Loans and advances to customers	–	30,473	–	30,473
Loans and advances to banks	–	2,606	–	2,606
Debt securities	25,075	23,010	2,293	50,378
Equity shares	66,147	37	1,513	67,697
Treasury and other bills	20	–	–	20
Total trading and other financial assets at fair value through profit or loss	91,242	56,126	3,806	151,174
Available-for-sale financial assets:
Debt securities	48,649	6,529	133	55,311
Equity shares	435	17	761	1,213
Total available-for-sale financial assets	49,084	6,546	894	56,524
Derivative financial instruments	270	34,469	1,399	36,138
Total financial assets carried at fair value	140,596	97,141	6,099	243,836

LLOYDS BANKING GROUP PLC

16.	Fair values of financial assets and liabilities (continued)

Financial liabilities

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 30 June 2017
Trading and other financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	–	8,223	–	8,223
Trading liabilities	2,375	45,073	–	47,448
Total trading and other financial liabilities at fair value through profit or loss	2,375	53,296	–	55,671
Derivative financial instruments	360	28,070	760	29,190
Total financial liabilities carried at fair value	2,735	81,366	760	84,861

At 31 December 2016
Trading and other financial liabilities at fair value
through profit or loss:
Liabilities held at fair value through profit or loss	–	9,423	2	9,425
Trading liabilities	2,417	42,662	–	45,079
Total trading and other financial liabilities at fair value through profit or loss	2,417	52,085	2	54,504
Derivative financial instruments	358	33,606	960	34,924
Total financial liabilities carried at fair value	2,775	85,691	962	89,428

Financial guarantees are recognised at fair value on initial recognition and are classified as level 3; the balance is not material.

LLOYDS BANKING GROUP PLC

16.	Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio

The tables below analyse movements in the level 3 financial assets portfolio.

	Trading
	and other			Total
	financial	Available-		financial
	assets at fair	for-sale		assets
	value through	financial	Derivative	carried at
	profit or loss	assets	assets	fair value
	£m	£m	£m	£m

At 1 January 2017	3,806	894	1,399	6,099
Exchange and other adjustments	(4)	(15)	18	(1)
Gains (losses) recognised in the income statement within other income	11	–	(226)	(215)
Gains (losses) recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	(199)	–	(199)
Purchases	303	24	5	332
Sales	(331)	(23)	(40)	(394)
Transfers into the level 3 portfolio	56	–	–	56
Transfers out of the level 3 portfolio	(123)	(21)	(44)	(188)
At 30 June 2017	3,718	660	1,112	5,490
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2017	234	–	(227)	7

	Trading
	and other			Total
	financial	Available-		financial
	assets at fair	for-sale		assets
	value through	financial	Derivative	carried at
	profit or loss	assets	assets	fair value
	£m	£m	£m	£m

At 1 January 2016	5,116	684	1,469	7,269
Exchange and other adjustments	6	1	61	68
Gains recognised in the income statement within other income	317	–	478	795
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	248	–	248
Purchases	335	204	6	545
Sales	(2,031)	(494)	(35)	(2,560)
Derecognised pursuant to tender offers and redemptions in respect of Enhanced Capital Notes	–	–	(476)	(476)
Transfers into the level 3 portfolio	187	136	45	368
Transfers out of the level 3 portfolio	(159)	–	(3)	(162)
At 30 June 2016	3,771	779	1,545	6,095
Gains recognised in the income statement within other income relating to those assets held at 30 June 2016	373	–	635	1,008

LLOYDS BANKING GROUP PLC

16.	Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Trading
	and other
	financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2017	2	960	962
Exchange and other adjustments	–	14	14
Gains recognised in the income statement within other income	(2)	(207)	(209)
Additions	–	19	19
Redemptions	–	(26)	(26)
Transfers into the level 3 portfolio	–	–	–
Transfers out of the level 3 portfolio	–	–	–
At 30 June 2017	–	760	760
Gains recognised in the income statement within other income relating to those liabilities held at 30 June 2017	–	(209)	(209)

	Trading
	and other
	financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2016	1	723	724
Exchange and other adjustments	–	43	43
Losses recognised in the income statement within other income	1	606	607
Additions	–	10	10
Redemptions	–	(52)	(52)
At 30 June 2016	2	1,330	1,332
Losses recognised in the income statement within other income relating to those liabilities held at 30 June 2016	1	592	593

LLOYDS BANKING GROUP PLC

16.	Fair values of financial assets and liabilities (continued)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				At 30 June 2017
					Effect of reasonably
					possible alternative
					assumptions[1]
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range[2]	value	changes	changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	0.9/18.0	2,136	69	(69)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)[3]	n/a	n/a	1,458	−	(84)
Other				124
				3,718
Available-for-sale financial assets				660	52	(52)
Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	0%/136%	1,112	11	(4)
				1,112
Financial assets carried at fair value				5,490
Trading and other financial liabilities at fair value through profit or loss				−	−	−
Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	0%/136%	760	−	−
				760
Financial liabilities carried at fair value				760

[1]	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
[2]	The range represents the highest and lowest inputs used in the level 3 valuations.
[3]	Underlying asset/net asset values represent fair value.

LLOYDS BANKING GROUP PLC

16.	Fair values of financial assets and liabilities (continued)

				At 31 December 2016
					Effect of reasonably
					possible alternative
					assumptions[1]
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range[2]	value	changes	changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	0.9/10.0	2,163	63	(68)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)[3]	n/a	n/a	1,501	−	(32)
Other				142
				3,806
Available-for-sale financial assets				894	48	(53)
Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	0%/115%	1,399	(3)	(19)
				1,399
Financial assets carried at fair value				6,099
Trading and other financial liabilities at fair value through profit or loss				2	−	−
Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	0%/115%	960	−	−
				960
Financial liabilities carried at fair value				962

[1]	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
[2]	The range represents the highest and lowest inputs used in the level 3 valuations.
[3]	Underlying asset/net asset values represent fair value.

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2016 financial statements.

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in the Group’s 2016 financial statements.

LLOYDS BANKING GROUP PLC

17.	Credit quality of loans and advances

The table below sets out those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, (iii) impaired, not requiring a provision and (iv) impaired requiring a provision.

The disclosures in the table below are produced under the underlying basis used for the Group’s segmental reporting. The Group believes that, for reporting periods following a significant acquisition such as the acquisition of HBOS in 2009, this underlying basis, which includes the allowance for loan losses at the acquisition date on a gross basis, more fairly reflects the underlying provisioning status of the loans.

The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

						Designated
						at fair value
		Customers				through
		Retail –	Retail –			profit or
Loans and advances	Banks	mortgages	other	Commercial	Total	loss
	£m	£m	£m	£m	£m	£m
At 30 June 2017
Good quality	8,749	294,700	41,668	72,008		29,243
Satisfactory quality	45	836	5,530	29,887		42
Lower quality	34	38	482	6,144		–
Below standard, but not impaired	−	163	655	346		–
Neither past due nor impaired[1]	8,828	295,737	48,335	108,385	452,457	29,285
0-30 days	8	3,065	311	166	3,542	–
30-60 days	–	1,334	95	67	1,496	–
60-90 days	–	863	8	34	905	–
90-180 days	–	1,143	5	14	1,162	–
Over 180 days	–	–	16	29	45	–
Past due but not impaired[2]	8	6,405	435	310	7,150	–
Impaired – no provision required	29	821	319	761	1,901	−
– provision held	–	3,636	1,080	1,676	6,392	−
Gross lending	8,865	306,599	50,169	111,132	467,900	29,285

At 31 December 2016
Good quality	26,745	295,286	34,195	72,083		33,049
Satisfactory quality	87	814	4,479	30,433		30
Lower quality	3	39	387	6,433		–
Below standard, but not impaired	53	164	417	415		–
Neither past due nor impaired[1]	26,888	296,303	39,478	109,364	445,145	33,079
0-30 days	14	3,547	285	157	3,989	–
30-60 days	–	1,573	75	37	1,685	–
60-90 days	–	985	2	74	1,061	–
90-180 days	–	1,235	6	14	1,255	–
Over 180 days	–	–	18	23	41	–
Past due but not impaired[2]	14	7,340	386	305	8,031	–
Impaired – no provision required	–	784	392	689	1,865	–
– provision held	–	3,536	1,038	2,056	6,630	–
Gross lending	26,902	307,963	41,294	112,414	461,671	33,079

[1]	The definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and commercial are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Commercial lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models.
[2]	A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

LLOYDS BANKING GROUP PLC

18.	Dividends on ordinary shares

An interim dividend for 2017 of 1.0 pence per ordinary share (half-year to 30 June 2016: 0.85 pence) will be paid on 27 September 2017. The total amount of this dividend is £720 million (half-year to 30 June 2016: £607 million).

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividends are:

Shares quoted ex-dividend	10 August 2017

Record date	11 August 2017

Final date for joining or leaving the dividend reinvestment plan	30 August 2017

Interim dividend paid	27 September 2017

On 16 May 2017, a final dividend in respect of 2016 of 1.7 pence per share, totalling £1,212 million, and a special dividend of 0.5 pence per share, totalling £356 million, were paid to shareholders.

19.	Events since the balance sheet date

At the annual general meeting on 11 May 2017, the Company’s shareholders approved the redesignation of the 80,921,051 limited voting ordinary shares of 10 pence each that the Company had in issue as ordinary shares of 10 pence each. The redesignation took effect on 1 July 2017 and the redesignated shares now rank equally with the existing issued ordinary shares of the Company. There is no impact on the Company’s total share capital in issue or equity.

20.	Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2017 and have not been applied in preparing these interim financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’ and is effective for annual periods beginning on or after 1 January 2018.

The Group has an established IFRS 9 programme to ensure a high quality implementation in compliance with the standard and additional regulatory guidance that has been issued. The programme involves Finance and Risk functions across the Group with Divisional and Group steering committees providing oversight. The key responsibilities of the programme include defining IFRS 9 methodology and accounting policy, development of Expected Credit Loss (‘ECL’) models, identifying and implementing data and system requirements, and establishing an appropriate operating model and governance framework.

The programme is progressing in line with delivery plans and is currently completing credit risk model development and embedding the IFRS 9 operating model into the business. All core models are expected to be operational by September 2017 and outputs will be reviewed and validated ahead of implementation.

LLOYDS BANKING GROUP PLC

20.	Future accounting developments (continued)

Classification and Measurement

IFRS 9 requires financial assets to be classified into one of three measurement categories, fair value through profit or loss, fair value through other comprehensive income or amortised cost. Financial assets will be measured at amortised cost if they are held within a business model the objective of which is to hold financial assets in order to collect contractual cash flows, and their contractual cash flows represent solely payments of principal and interest. Financial assets will be measured at fair value through other comprehensive income if they are held within a business model the objective of which is achieved by both collecting contractual cash flows and selling financial assets and their contractual cash flows represent solely payments of principal and interest. Financial assets not meeting either of these two business models; and all equity instruments (unless designated at inception to fair value through other comprehensive income); and all derivatives are measured at fair value through profit or loss. An entity may, at initial recognition, designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

The Group has undertaken an assessment of the classification and measurement of financial assets and, whilst certain portfolios will need to be reclassified, including from amortised cost to fair value through profit or loss, the overall impact on the Group is not expected to be significant.

IFRS 9 retains most of the existing requirements for financial liabilities. However, for financial liabilities designated at fair value through profit or loss, gains or losses attributable to changes in own credit risk may be presented in other comprehensive income. The Group has elected to early adopt this presentation of gains and losses on financial liabilities from 1 January 2017.

Impairment

The IFRS 9 impairment model will be applicable to all financial assets at amortised cost, debt instruments measured at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantees not measured at fair value through profit or loss.

IFRS 9 replaces the existing ‘incurred loss’ impairment approach with an expected credit loss model, resulting in earlier recognition of credit losses compared with IAS 39. Expected credit losses are the unbiased probability weighted average credit losses determined by evaluating a range of possible outcomes and future economic conditions.

The ECL model has three stages. Entities are required to recognise a 12 month expected loss allowance on initial recognition (stage 1) and a lifetime expected loss allowance when there has been a significant increase in credit risk since initial recognition (stage 2). Stage 3 requires objective evidence that an asset is credit-impaired, which is similar to the guidance on incurred losses in IAS 39.

IFRS 9 requires the use of more forward looking information including reasonable and supportable forecasts of future economic conditions. The need to consider a range of economic scenarios and how they could impact the loss allowance is a subjective feature of the IFRS 9 ECL model. The Group has developed the capability to model a number of economic scenarios and capture the impact on credit losses to ensure the overall ECL reflects an appropriate distribution of economic outcomes.

For all material portfolios, IFRS 9 ECL calculation will leverage the systems, data and methodology used to calculate regulatory ‘expected losses’. The definition of default for IFRS 9 purposes will be aligned to the Basel definition of default to ensure consistency across the Group. IFRS 9 models will use three key input parameters for the computation of expected loss, being probability of default (‘PD’), loss given default (‘LGD’) and exposure at default (‘EAD’). However, given the conservatism inherent in the regulatory expected losses calculation and some differences in the period over which risk parameters are measured, some adjustments to these components have been made to ensure compliance with IFRS 9.

LLOYDS BANKING GROUP PLC

20.	Future accounting developments (continued)

The new impairment requirements will result in an increase in the Group’s balance sheet provisions for credit losses and may have a negative impact on the Group’s regulatory capital position. The extent of any increase in provisions will depend upon a number factors including the composition of the Group’s lending portfolios and forecast economic conditions at the date of implementation. It is not possible to conclude on the capital impact as the interaction with IFRS 9 and the capital rules, including possible transitional arrangements, is still being finalised.

Whilst the Group is still running and testing the new credit risk models, it is not possible to provide a reliable estimate of the increase in impairment provisions on 1 January 2018. The ongoing impact on the financial results will only become clearer after running the IFRS 9 models over a period of time and under different economic environments, however, it could result in impairment charges being more volatile when compared to the current IAS 39 impairment model, due to the forward looking nature of expected credit losses.

Hedge Accounting

The hedge accounting requirements of IFRS 9 are more closely aligned with risk management practices and follow a more principle-based approach than IAS 39. The standard does not address macro hedge accounting, which is being considered in a separate IASB project. There is an option to retain the existing IAS 39 hedge accounting requirements until the IASB completes its project on macro hedging. The Group expects to continue applying IAS 39 hedge accounting in accordance with this accounting policy choice.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and is effective for annual periods beginning on or after 1 January 2018.

The core principle of IFRS 15 is that revenue reflects the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled. The recognition of such revenue is in accordance with five steps to: identify the contract; identify the performance obligations; determine the transaction price; allocate the transaction price to the performance obligations; and recognise revenue when the performance obligations are satisfied.

Revenue relating to financial instruments, leases and insurance contracts are out of scope, however, the Group does recognise fee income that is within scope, for example on added value accounts, interchange and service fees, certain mortgage fees, factoring and commitment fees. A substantial proportion of the current revenue recognition policy for fee and commission income is not expected to change. The standard is therefore not expected to have a significant impact on the Group’s profitability.

Upon transition, any adjustments can be recognised either retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application as an adjustment to the opening balance retained earnings. The Group anticipates adopting the second approach to transition.

IFRS 16 Leases

IFRS 16 replaces IAS 17 ‘Leases’ and is effective for annual periods beginning on or after 1 January 2019.

IFRS 16 requires lessees to recognise a right of use asset and a liability for future payments arising from a lease contract. Lessees will recognise a finance charge on the liability and a depreciation charge on the asset which could affect the timing of the recognition of expenses on leased assets. This change will mainly impact the properties that the Group currently accounts for as operating leases. Finance systems will need to be changed to reflect the new accounting rules and disclosures. Lessor accounting requirements remain aligned to the current approach under IAS 17.

LLOYDS BANKING GROUP PLC

20.	Future accounting developments (continued)

IFRS 17 Insurance Contracts

IFRS 17 replaces IFRS 4 ‘Insurance Contracts’ and is effective for annual periods beginning on or after 1 January 2021.

IFRS 17 requires insurance contracts and participating investment contracts to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. Changes to estimates of future cash flows from one reporting date to another are recognised either as an amount in profit or loss or as an adjustment to the expected profit for providing insurance coverage, depending on the type of change and the reason for it. The effects of some changes in discount rates can either be recognised in profit or loss or in other comprehensive income as an accounting policy choice. The risk adjustment is released to profit and loss as an insurer’s risk reduces. Profits which are currently recognised through a Value in Force asset, will no longer be recognised at inception of an insurance contract. Instead, the expected profit for providing insurance coverage is recognised in profit or loss over time as the insurance coverage is provided.

The standard will have a significant impact on the accounting for the insurance and participating investment contracts issued by the Insurance Division.

Minor amendments to other accounting standards

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2018 (including IFRS 2 Share-based Payment and IAS 40 Investment Property) and IFRIC 23 Uncertainty over Income Tax Treatments effective 1 January 2019. These revised requirements are not expected to have a significant impact on the Group.

21.	Condensed consolidating financial information

Lloyds Bank plc (Lloyds Bank) is a wholly owned subsidiary of the Company and intends to offer and sell certain securities in the US from time to time utilising a registration statement on Form F-3 filed with the SEC by the Company. This will be accompanied by a full and unconditional guarantee by the Company.

Lloyds Bank intends to utilise an exception provided in Rule 3-10 of Regulation S-X which allows it to not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

•	The Company on a stand-alone basis as guarantor;

•	Lloyds Bank on a stand-alone basis as issuer;

•	Non-guarantor subsidiaries of the Company and non-guarantor subsidiaries of Lloyds Bank on a combined basis (Subsidiaries);

•	Consolidation adjustments; and

•	Lloyds Banking Group’s consolidated amounts (the Group).

Under IAS 27, the Company and Lloyds Bank account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the result for the period of the Company and Lloyds Bank in the information below by £357 million and £(658) million, respectively, for the half-year to 30 June 2017; £(111) million and £(1,309) million for the half-year to 30 June 2016; and £(961) million and £458 million for the half-year to 31 December 2016. The net assets of the Company and Lloyds Bank in the information below would also be increased (decreased) by £4,515 million and £(9,208) million, respectively, at 30 June 2017; and £4,780 million and £(8,268) million at 31 December 2016.

LLOYDS BANKING GROUP PLC

21.	Condensed consolidating financial information (continued)

Income statements

For the half-year ended 30 June 2017	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	(58)	2,822	2,510	(72)	5,202
Other income	1,671	4,159	11,660	(5,417)	12,073
Total income	1,613	6,981	14,170	(5,489)	17,275
Insurance claims	−	−	(7,976)	−	(7,976)
Total income, net of insurance claims	1,613	6,981	6,194	(5,489)	9,299
Operating expenses	(14)	(3,930)	(3,160)	902	(6,202)
Trading surplus	1,599	3,051	3,034	(4,587)	3,097
Impairment	−	(142)	(62)	1	(203)
Profit (loss) before tax	1,599	2,909	2,972	(4,586)	2,894
Taxation	(8)	(250)	(683)	36	(905)
Profit (loss) for the period	1,591	2,659	2,289	(4,550)	1,989

For the half-year ended 30 June 2016	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	112	2,274	2,960	(121)	5,225
Other income	2,095	3,091	13,707	(5,688)	13,205
Total income	2,207	5,365	16,667	(5,809)	18,430
Insurance claims	−	−	(10,110)	−	(10,110)
Total income, net of insurance claims	2,207	5,365	6,557	(5,809)	8,320
Operating expenses	(10)	(3,113)	(3,035)	654	(5,504)
Trading surplus	2,197	2,252	3,522	(5,155)	2,816
Impairment	−	(364)	(25)	27	(362)
Profit (loss) before tax	2,197	1,888	3,497	(5,128)	2,454
Taxation	(292)	108	(636)	223	(597)
Profit (loss) for the period	1,905	1,996	2,861	(4,905)	1,857

For the half-year ended 31 December 2016	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	(46)	2,609	1,701	(215)	4,049
Other income	1,523	2,398	16,642	(3,431)	17,132
Total income	1,477	5,007	18,343	(3,646)	21,181
Insurance claims	−	−	(12,234)	−	(12,234)
Total income, net of insurance claims	1,477	5,007	6,109	(3,646)	8,947
Operating expenses	(211)	(4,609)	(3,345)	1,042	(7,123)
Trading surplus	1,266	398	2,764	(2,604)	1,824
Impairment	−	(256)	(214)	80	(390)
Profit (loss) before tax	1,266	142	2,550	(2,524)	1,434
Taxation	(36)	(185)	(1,179)	273	(1,127)
Profit (loss) for the period	1,230	(43)	1,371	(2,251)	307

LLOYDS BANKING GROUP PLC

21.	Condensed consolidating financial information (continued)

Consolidated statements of comprehensive income

Half-year ended 30 June 2017	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Profit (loss) for the period	1,591	2,659	2,289	(4,550)	1,989
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	−	(99)	(25)	−	(124)
Taxation	−	27	5	−	32
	−	(72)	(20)	−	(92)
Gains and losses attributable to own credit risk
Gains and (losses) before taxation	−	(44)	−	−	(44)
Taxation	−	12	−	−	12
	−	(32)	−	−	(32)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	−	426	23	6	455
Income statement transfers in respect of disposals	−	(202)	(113)	−	(315)
Income statement transfers in respect of impairment	−	−	9	(3)	6
Taxation	−	(59)	11	−	(48)
	−	165	(70)	3	98
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	−	(65)	(56)	(146)	(267)
Net income statement transfers	−	(196)	16	(137)	(317)
Taxation	−	68	10	73	151
	−	(193)	(30)	(210)	(433)
Currency translation differences (tax: nil)	−	(4)	10	(13)	(7)
Other comprehensive income for the period, net of tax	−	(136)	(110)	(220)	(466)
Total comprehensive income for the period	1,591	2,523	2,179	(4,770)	1,523

Total comprehensive income attributable to ordinary shareholders	1,382	2,386	2,077	(4,572)	1,273
Total comprehensive income attributable to other equity holders	209	137	10	(147)	209
Total comprehensive income attributable to equity holders	1,591	2,523	2,087	(4,719)	1,482
Total comprehensive income attributable to non-controlling interests	−	−	92	(51)	41
Total comprehensive income for the period	1,591	2,523	2,179	(4,770)	1,523

LLOYDS BANKING GROUP PLC

21.	Condensed consolidating financial information (continued)

Consolidated statements of comprehensive income (continued)

Half-year ended 30 June 2016	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Profit (loss) for the period	1,905	1,996	2,861	(4,905)	1,857
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements
Remeasurements before taxation	−	134	(401)	−	(267)
Taxation	−	(36)	76	−	40
	−	98	(325)	−	(227)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	−	104	77	3	184
Income statement transfers in respect of disposals	−	(525)	(49)	−	(574)
Income statement transfers in respect of impairment	−	145	1	−	146
Taxation	−	173	(21)	−	152
	−	(103)	8	3	(92)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	−	1,617	303	1,120	3,040
Net income statement transfers	−	(118)	(166)	78	(206)
Taxation	−	(405)	(37)	(310)	(752)
	−	1,094	100	888	2,082
Currency translation differences (tax: nil)	−	13	(41)	8	(20)
Other comprehensive income for the period, net of tax	−	1,102	(258)	899	1,743
Total comprehensive income for the period	1,905	3,098	2,603	(4,006)	3,600

Total comprehensive income attributable to ordinary shareholders	1,701	3,097	2,489	(3,954)	3,333
Total comprehensive income attributable to other equity holders	204	1	51	(52)	204
Total comprehensive income attributable to equity holders	1,905	3,098	2,540	(4,006)	3,537
Total comprehensive income attributable to non-controlling interests	−	−	63	−	63
Total comprehensive income for the period	1,905	3,098	2,603	(4,006)	3,600

LLOYDS BANKING GROUP PLC

21.	Condensed consolidating financial information (continued)

Consolidated statements of comprehensive income (continued)

Half-year ended 31 December 2016	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Profit (loss) for the period	1,230	(43)	1,371	(2,251)	307
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements
Remeasurements before taxation	−	(816)	(265)	−	(1,081)
Taxation	−	220	60	−	280
	−	(596)	(205)	−	(801)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfer from held-to-maturity portfolio	−	1,544	−	−	1,544
Change in fair value	−	164	7	1	172
Income statement transfers in respect of disposals	−	18	(19)	−	(1)
Income statement transfers in respect of impairment	−	27	−	−	27
Taxation	−	(442)	(11)	−	(453)
	−	1,311	(23)	1	1,289
Movements in cash flow hedging reserve:
Effective net portion of changes in fair value	−	(327)	(178)	(103)	(608)
Net income statement transfers	−	(123)	(67)	(161)	(351)
Taxation	−	147	66	73	286
	−	(303)	(179)	(191)	(673)
Currency translation differences (tax: nil)	−	6	85	(75)	16
Other comprehensive income for the period, net of tax	−	418	(322)	(265)	(169)
Total comprehensive income for the period	1,230	375	1,049	(2,516)	138

Total comprehensive income attributable to ordinary shareholders	1,022	257	961	(2,348)	(108)
Total comprehensive income attributable to other equity holders	208	118	50	(168)	208
Total comprehensive income attributable to equity holders	1,230	375	1,011	(2,516)	100
Total comprehensive income attributable to non-controlling interests	−	−	38	−	38
Total comprehensive income for the period	1,230	375	1,049	(2,516)	138

LLOYDS BANKING GROUP PLC

21.	Condensed consolidating financial information (continued)

Balance sheets

At 30 June 2017	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	47,950	2,541	–	50,491
Items in course of collection from banks	–	562	293	–	855
Trading and other financial assets at fair value through profit or loss	–	45,310	124,824	(8,164)	161,970
Derivative financial instruments	332	30,766	15,993	(17,067)	30,024
Loans and receivables:
Loans and advances to banks	–	4,054	4,786	25	8,865
Loans and advances to customers	–	159,638	297,790	7,176	464,604
Debt securities	–	3,313	483	45	3,841
Due from fellow Lloyds Banking Group undertakings	10,979	193,916	138,510	(343,405)	−
	10,979	360,921	441,569	(336,159)	477,310
Available-for-sale financial assets	–	51,398	1,872	(1,467)	51,803
Goodwill	–	−	2,343	(44)	2,299
Value of in-force business	–	−	4,888	265	5,153
Other intangible assets	–	1,081	327	1,128	2,536
Property, plant and equipment	–	3,539	9,460	(9)	12,990
Current tax recoverable	829	389	(32)	(1,170)	16
Deferred tax assets	12	2,151	2,308	(2,049)	2,422
Retirement benefit assets	–	320	88	2	410
Investment in subsidiary undertakings, including assets held for sale	44,333	40,542	−	(84,875)	−
Other assets	1,079	3,554	12,591	(584)	16,640
Total assets	57,564	588,483	619,065	(450,193)	814,919

LLOYDS BANKING GROUP PLC

21.	Condensed consolidating financial information (continued)

Balance sheets (continued)

At 30 June 2017	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities

Liabilities
Deposits from banks	−	7,586	17,295	(2)	24,879
Customer deposits	−	219,124	198,600	(107)	417,617
Due to fellow Lloyds Banking Group undertakings	3,860	128,723	189,835	(322,418)	−
Items in course of transmission to banks	−	411	533	−	944
Trading and other financial liabilities at fair value through profit or loss	−	56,005	182	(516)	55,671
Derivative financial instruments	124	32,019	14,114	(17,067)	29,190
Notes in circulation	−	−	1,317	−	1,317
Debt securities in issue	5,458	68,559	16,806	(19,266)	71,557
Liabilities arising from insurance contracts and participating investment contracts	−	−	101,338	(20)	101,318
Liabilities arising from non-participating investment contracts	−	−	15,652	−	15,652
Other liabilities	623	4,384	19,320	(2,101)	22,226
Retirement benefit obligations	−	447	344	114	905
Current tax liabilities	−	4	1,840	(1,428)	416
Deferred tax liabilities	−	−	886	(886)	−
Other provisions	−	2,924	2,957	425	6,306
Subordinated liabilities	4,146	9,555	9,757	(4,883)	18,575
Total liabilities	14,211	529,741	590,776	(368,155)	766,573

Equity
Shareholders’ equity	37,998	55,525	26,006	(77,016)	42,513
Other equity instruments	5,355	3,217	305	(3,522)	5,355
Total equity excluding non-controlling interests	43,353	58,742	26,311	(80,538)	47,868
Non-controlling interests	−	−	1,978	(1,500)	478
Total equity	43,353	58,742	28,289	(82,038)	48,346

Total equity and liabilities	57,564	588,483	619,065	(450,193)	814,919

LLOYDS BANKING GROUP PLC

21.	Condensed consolidating financial information (continued)

Balance sheets (continued)

At 31 December 2016	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	−	44,595	2,857	−	47,452
Items in course of collection from banks	−	512	194	−	706
Trading and other financial assets at fair value through profit or loss	−	48,309	112,154	(9,289)	151,174
Derivative financial instruments	461	36,714	18,737	(19,774)	36,138
Loans and receivables:
Loans and advances to banks	−	4,379	22,498	25	26,902
Loans and advances to customers	−	161,161	290,036	6,761	457,958
Debt securities	−	2,818	528	51	3,397
Due from fellow Lloyds Banking Group undertakings	7,021	152,260	104,314	(263,595)	−
	7,021	320,618	417,376	(256,758)	488,257
Available-for-sale financial assets	−	55,122	3,274	(1,872)	56,524
Goodwill	−	−	2,343	(327)	2,016
Value of in-force business	−	−	4,761	281	5,042
Other intangible assets	−	893	314	474	1,681
Property, plant and equipment	−	3,644	9,263	65	12,972
Current tax recoverable	465	420	26	(883)	28
Deferred tax assets	38	2,286	1,503	(1,121)	2,706
Retirement benefit assets	−	254	86	2	342
Investment in subsidiary undertakings, including assets held for sale	44,188	38,757	−	(82,945)	−
Other assets	959	1,168	11,613	(985)	12,755
Total assets	53,132	553,292	584,501	(373,132)	817,793

LLOYDS BANKING GROUP PLC

21.	Condensed consolidating financial information (continued)

Balance sheets (continued)

At 31 December 2016	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities
Liabilities
Deposits from banks	−	9,450	6,936	(2)	16,384
Customer deposits	−	213,135	202,433	(108)	415,460
Due to fellow Lloyds Banking Group undertakings	2,690	86,803	149,152	(238,645)	−
Items in course of transmission to banks	−	292	256	−	548
Trading and other financial liabilities at fair value through profit or loss	−	55,776	945	(2,217)	54,504
Derivative financial instruments	−	38,591	16,107	(19,774)	34,924
Notes in circulation	−	−	1,402	−	1,402
Debt securities in issue	2,455	74,366	22,336	(22,843)	76,314
Liabilities arising from insurance contracts and participating investment contracts	−	−	94,409	(19)	94,390
Liabilities arising from non-participating investment contracts	−	−	20,112	−	20,112
Other liabilities	413	3,295	27,668	(2,183)	29,193
Retirement benefit obligations	−	399	420	3	822
Current tax liabilities	−	3	1,390	(1,167)	226
Deferred tax liabilities	−	−	−	−	−
Other provisions	−	2,833	2,355	30	5,218
Subordinated liabilities	4,329	10,575	10,648	(5,721)	19,831
Total liabilities	9,887	495,518	556,569	(292,646)	769,328

Equity
Shareholders’ equity	37,890	54,557	25,687	(75,464)	42,670
Other equity instruments	5,355	3,217	305	(3,522)	5,355
Total equity excluding non-controlling interests	43,245	57,774	25,992	(78,986)	48,025
Non-controlling interests	−	−	1,940	(1,500)	440
Total equity	43,245	57,774	27,932	(80,486)	48,465
Total equity and liabilities	53,132	553,292	584,501	(373,132)	817,793

LLOYDS BANKING GROUP PLC

21.	Condensed consolidating financial information (continued)

Cash flow statements

For the half-year ended 30 June 2017	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	4,447	(936)	(6,562)	(1,632)	(4,683)

Cash flows from investing activities:
Purchase of financial assets	−	(1,646)	(201)	−	(1,847)
Proceeds from sale and maturity of financial assets	−	4,128	1,148	−	5,276
Purchase of fixed assets	−	(552)	(1,408)	−	(1,960)
Proceeds from sale of fixed assets	−	6	757	−	763
Dividends received from subsidiaries	1,600	2,807	−	(4,407)	−
Distributions on other equity instruments received	146	51	−	(197)	−
Capital lending to Lloyds Bank	3,477	−	−	(3,477)	−
Capital repayments by Lloyds Bank	(7,626)	−	−	7,626	−
Return of capital contribution	74	−	−	(74)	−
Acquisition of businesses, net of cash acquired	−	(2,026)	−	117	(1,909)
Disposal of businesses, net of cash disposed	−	−	26	−	26
Net cash provided by investing activities	(2,329)	2,768	322	(412)	349

Cash flows from financing activities:
Dividends paid to ordinary shareholders	(1,568)	(1,600)	(2,807)	4,407	(1,568)
Distributions on other equity instruments	(209)	(137)	(60)	197	(209)
Interest paid on subordinated liabilities	(127)	(394)	(761)	502	(780)
Repayment of subordinated liabilities	−	(675)	(760)	799	(636)
Return of capital contribution	−	(74)	−	74	−
Capital borrowing from the Company	−	(3,477)	−	3,477	−
Capital repayments to the Company	−	7,626	−	(7,626)	−
Change in non-controlling interests	−	−	(3)	−	(3)
Net cash (used in) provided by financing activities	(1,904)	1,269	(4,391)	1,830	(3,196)
Effects of exchange rate changes on cash and cash equivalents	−	(1)	1	−	−
Change in cash and cash equivalents	214	3,100	(10,630)	(214)	(7,530)
Cash and cash equivalents at beginning of period	42	45,266	17,122	(42)	62,388
Cash and cash equivalents at end of period	256	48,366	6,492	(256)	54,858

LLOYDS BANKING GROUP PLC

21.	Condensed consolidating financial information (continued)

Cash flow statements (continued)

For the half-year ended 30 June 2016	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	(8,980)	27,973	6,915	(3,304)	22,604

Cash flows from investing activities:
Purchase of financial assets	–	(3,190)	(251)	−	(3,441)
Proceeds from sale and maturity of financial assets	–	1,917	1,479	(667)	2,729
Purchase of fixed assets	–	(574)	(1,246)	−	(1,820)
Proceeds from sale of fixed assets	–	12	897	−	909
Additional capital injections to subsidiaries	(3,217)	−	–	3,217	–
Capital repayments by subsidiaries	13,059	−	–	(13,059)	–
Acquisition of businesses, net of cash acquired	–	−	(6)	−	(6)
Disposal of businesses, net of cash disposed	–	−	5	−	5
Dividends received from subsidiaries	2,430	2,555	−	(4,985)	−
Distributions on other equity instruments received	1	51	−	(52)	−
Return of capital contribution	405	−	−	(405)	−
Capital lending to subsidiaries	(2,753)	−	−	2,753	−
Net cash provided by investing activities	9,925	771	878	(13,198)	(1,624)

Cash flows from financing activities:
Dividends paid to ordinary shareholders	(1,427)	(2,430)	(2,555)	4,985	(1,427)
Distributions on other equity instruments	(204)	(1)	(51)	52	(204)
Dividends paid to non-controlling interests	−	–	(2)	−	(2)
Interest paid on subordinated liabilities	(99)	(930)	(545)	628	(946)
Issue of other equity instruments	−	3,217	−	(3,217)	−
Proceeds from issue of subordinated liabilities	1,061	2,753	−	(2,753)	1,061
Repayment of subordinated liabilities	–	(11,921)	(4,298)	11,541	(4,678)
Capital contribution received	–	–	−	−	−
Capital repayments to the Company	–	(3,387)	(1,198)	4,585	−
Change in non-controlling interests	–	–	(5)	−	(5)
Return of capital contribution	−	(405)	−	405	−
Net cash (used in) provided by financing activities	(669)	(13,104)	(8,654)	16,226	(6,201)
Effects of exchange rate changes on cash and cash equivalents	–	1	14	−	15
Change in cash and cash equivalents	276	15,641	(847)	(276)	14,794
Cash and cash equivalents at beginning of period	24	55,852	16,101	(24)	71,953
Cash and cash equivalents at end of period	300	71,493	15,254	(300)	86,747

LLOYDS BANKING GROUP PLC

21.	Condensed consolidating financial information (continued)

Cash flow statements (continued)

For the half-year ended 31 December 2016	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	1,926	(27,396)	4,216	724	(20,530)

Cash flows from investing activities:
Dividends received from subsidiaries	1,329	1,328	−	(2,657)	−
Distributions on other equity instruments received	118	50	−	(168)	−
Return of capital contributions	36	−	−	(36)	−
Purchase of financial assets	−	(1,474)	(71)	56	(1,489)
Proceeds from sale and maturity of financial assets	−	4,512	871	(1,777)	3,606
Purchase of fixed assets	−	(548)	(1,392)	−	(1,940)
Proceeds from sale of fixed assets	−	7	768	−	775
Additional capital lending to subsidiaries	(2,225)	−	−	2,225	−
Capital repayments by subsidiaries	107	−	−	(107)	−
Additional capital injections to subsidiaries	(305)	(309)	−	614	−
Acquisition of businesses, net of cash acquired	−	−	(14)	−	(14)
Disposal of businesses, net of cash disposed	−	231	−	(231)	−
Net cash (used in) provided by investing activities	(940)	3,797	162	(2,081)	938

Cash flows from financing activities:
Dividends paid to ordinary shareholders	(587)	(610)	(2,047)	2,657	(587)
Distributions on other equity instruments	(208)	(118)	(50)	168	(208)
Dividends paid to non-controlling interests	−	−	(27)	−	(27)
Interest paid on subordinated liabilities	(130)	(586)	(348)	323	(741)
Proceeds from issue of subordinated liabilities	−	−	−	−	−
Repayment of subordinated liabilities	(319)	(1,279)	(654)	(955)	(3,207)
Proceeds from issue of other equity instruments	−	−	305	(305)	−
Capital contributions received	−	−	309	(309)	−
Return of capital contributions	−	(36)	−	36	−
Capital borrowing from the Company	−	−	−	−	−
Capital repayments to the Company	−	−	−	−	−
Changes in non-controlling interests	−	−	(3)	−	(3)
Net cash provided by (used in) financing activities	(1,244)	(2,629)	(2,515)	1,615	(4,773)
Effects of exchange rate changes on cash and cash equivalents	−	1	5	−	6
Change in cash and cash equivalents	(258)	(26,227)	1,868	258	(24,359)
Cash and cash equivalents at beginning of period	300	71,493	15,254	(300)	86,747
Cash and cash equivalents at end of period	42	45,266	17,122	(42)	62,388

LLOYDS BANKING GROUP PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Dated:	27 July 2017